Exhibit 99.3



陆金所控股
LUFAX

Lufax Holding Ltd
陆金所控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

Stock Code: 6623
NYSE Stock Ticker: LU

2025 INTERIM REPORT

Contents



Corporate Information

DIRECTORS

Executive Directors

Mr. Xiang JI (吉翔)
　(Chief Executive Officer)
　(appointed on April 1, 2026)
Mr. Yong Suk CHO (趙容奭)
　(Chief Executive Officer)
　(resigned as Chairman on April 23, 2025 and ceased to be an executive Director and Chief Executive Officer from March 31, 2026)
Mr. Tongzhuan XI (席通專)
　(appointed on April 23, 2025)
Mr. Alston Peiqing ZHU (朱培卿)
　(resigned on April 23, 2025)

Non-executive Directors

Ms. Fangfang CAI (蔡方方)
　(appointed on February 18, 2026)
Mr. Shibang GUO (郭世邦)
Mr. Peifeng LI (李佩鋒)
　(appointed on February 18, 2026)
Ms. Xin FU (付欣)
　(resigned on February 17, 2026)
Mr. Yonglin XIE (謝永林)
　(resigned on February 17, 2026)
Mr. Hui LIU (劉卉)
　(resigned on April 23, 2025)

Independent Non-executive Directors

Mr. Dicky Peter YIP (葉迪奇) *(Chairman)*
　(appointed on April 23, 2025)
Mr. Koon Wing Ernest IP (葉冠榮)
　(appointed on April 14, 2026)
Mr. Siu Hong CHENG (鄭小康)
　(appointed on April 14, 2026)
Ms. Wai Ping Tina LEE (李蕙萍)
　(appointed on August 14, 2025)
Mr. Rusheng YANG (楊如生)
　(ceased to be an independent non-executive Director on April 13, 2026)
Mr. David Xianglin LI (李祥林)
　(ceased to be an independent non-executive Director on April 13, 2026)
Mr. Weidong LI (李偉東)
　(resigned on August 14, 2025)

AUDIT COMMITTEE

Mr. Koon Wing Ernest IP (葉冠榮) *(Chairman)*
　(appointed as the chairman on April 14, 2026)
Mr. Siu Hong CHENG (鄭小康)
　(appointed as a member on April 14, 2026)
Ms. Wai Ping Tina LEE (李蕙萍)
　(appointed as a member on August 14, 2025)
Mr. Rusheng YANG (楊如生) *(Chairman)*
　(ceased to be the chairman on April 13, 2026)
Mr. David Xianglin LI (李祥林)
　(ceased to be a member on April 13, 2026)
Mr. Weidong LI (李偉東)
　(resigned on August 14, 2025)

NOMINATION AND REMUNERATION COMMITTEE

Mr. Dicky Peter YIP (葉迪奇) *(Chairman)*
　(appointed as the chairman on August 14, 2025)
Ms. Wai Ping Tina LEE (李蕙萍)
　(appointed as a member on August 14, 2025)
Ms. Fangfang CAI (蔡方方)
　(appointed as a member on April 14, 2026)
Mr. Rusheng YANG (楊如生)
　(ceased to be a member on April 13, 2026)
Mr. Weidong LI (李偉東) *(Chairman)*
　(resigned as the chairman on August 14, 2025)
Mr. David Xianglin LI (李祥林)
　(resigned as a member on August 14, 2025)

COMPANY SECRETARY

Ms. Sharon Wing Han LEUNG (梁潁嫻)

AUTHORIZED REPRESENTATIVES

Mr. Tongzhuan XI (席通專)
　(appointed on April 23, 2025)
Ms. Sharon Wing Han LEUNG (梁潁嫻)
Mr. Alston Peiqing ZHU (朱培卿)
　(resigned on April 23, 2025)

Corporate Information

REGISTERED OFFICE

Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA

18th Floor, No. 1333
Lujiazui Ring Road
Pudong New District
Shanghai
People's Republic of China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Room 1920
19/F, Lee Garden One
33 Hysan Avenue, Causeway Bay
Hong Kong

AUDITOR

Ernst & Young
Certified Public Accountants
Registered Public Interest Entity Auditor
27/F, One Taikoo Place
979 King's Road
Quarry Bay, Hong Kong
   (appointed on June 25, 2025)
PricewaterhouseCoopers *(predecessor auditor)*
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F, Prince's Building
Central
Hong Kong
   (removed on June 25, 2025)

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Maples Fund Services (Cayman) Limited
PO Box 1093
Boundary Hall, Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

HONG KONG SHARE REGISTRAR

Tricor Investor Services Limited
17/F, Far East Finance Centre
16 Harcourt Road
Hong Kong

HONG KONG LEGAL ADVISOR

Skadden, Arps, Slate, Meagher & Flom and affiliates
42/F, Edinburgh Tower
The Landmark
15 Queen's Road Central
Central
Hong Kong

COMPLIANCE ADVISOR

Somerley Capital Limited
20/F, China Building
29 Queen's Road Central
Hong Kong

PRINCIPAL BANKS

China CITIC Bank Corporation Limited
6-30/F, 32-42/F, Building 1, 10 Guanghua Road,
Chaoyang District,
Beijing, PRC

Ping An Bank Co., Ltd.
5047 Shennan Road East,
Luohu District,
Shenzhen, PRC

Shanghai Pudong Development Bank Co., Ltd.
12, Zhongshan Road (E-1),
Huangpu District,
Shanghai, PRC

China Merchants Bank Co., Ltd.
7088 Shennan Boulevard,
Futian District,
Shenzhen, PRC

Bank of China Limited
No. 1 Fuxingmen Nei Dajie,
Xicheng District, Beijing, PRC

Corporate Information

COMPANY WEBSITE

https://ir-hk.lufaxholding.com/

LISTING INFORMATION AND STOCK CODE

The Stock Exchange of Hong Kong Limited
Stock Code: 6623

New York Stock Exchange
Stock Ticker: LU

Management Discussion and Analysis

Business Review and Outlook

We are a leading financial services enabler for SBOs in China. We are committed to providing SBOs with comprehensive, convenient financial products and services as well as enabling financial institution partners to reach and serve SBOs efficiently. In addition, we provide consumer finance products and services for retail consumers.

As of June 30, 2025, our total outstanding balance of loans was RMB193.4 billion, representing a decrease of 17.8% from June 30, 2024, among which our outstanding balance of consumer finance loans was RMB54.5 billion, representing an increase of 29.8% from June 30, 2024. Our new loan sales increased from RMB93.3 billion in the first half of 2024 to RMB106.1 billion in the first half of 2025, among which volume of new consumer finance loans increased from RMB42.4 billion in the first half of 2024 to RMB59.3 billion in the first half of 2025.

Our risk bearing by balance as of June 30, 2025 increased to 83.5%, as compared to 56.7% as of June 30, 2024. Excluding consumer finance, our risk bearing by balance as of June 30, 2025 increased to 83.9%, as compared to 49.9% as of June 30, 2024.

In the first half of 2025, our total income increased from RMB12,034 million in the first half of 2024 to RMB14,084 million in the first half of 2025. We recorded a net loss of RMB519 million for the first half of 2025, which changed from our net loss position of RMB2,297 million in the first half of 2024.

We have a strong balance sheet position. As of June 30, 2025, our net assets stood at RMB83,110 million with RMB27,891 million of cash at bank. Our consumer finance subsidiary had a capital adequacy ratio of 14.6% and our financing guarantee subsidiary had a leverage ratio of 3.6x as of the same date. Our strong capital position demonstrates our business resilience and provides a solid foundation for us to navigate through the business cycle.

In the first half of 2025, the macroeconomic environment remained complex for SBOs. While SBOs faced pressure on profits, the Company maintained loan quality while seeing a positive upward trend in the volume of new consumer finance loans. Nevertheless, asset quality continued to improve: (i) the C-M3 flow rate remained flat at 0.9% as of June 30, 2024 and 2025. and (ii) DPD 30+ delinquency rates decreased from 5.4% as of June 30, 2024, to 4.6% as of June 30, 2025, and (iii) DPD 90+ delinquency rates decreased from 3.4% as of June 30, 2024, to 2.7% as of June 30, 2025, and we continued to implement our prudent business strategies. Our prudent approach and ongoing operational refinements will be key as we pursue sustainable future growth.

In the second half of 2025, we will target high-quality existing borrowers and refinance existing loans through "rollover financing" to extend customers' loan terms. This approach will reduce funding costs while minimizing the outflow of loan balances, thereby boosting profitability. During this period, we will focus on identifying high-quality customers, increasing credit limits for them, lowering interest rates on cooperative loans, and improving customer retention rates. While maintaining our overall strategy of prudent management, we will optimize asset quality, mitigate risks, and enhance profitability.

Management Discussion and Analysis

Total Income

	For the Six Months Ended June 30,			
	2024 (Unaudited) (RMB)	2025 (Unaudited) (RMB)	(US$)	YoY
	(in millions, except percentages)			
Technology platform-based income	4,547	**2,887**	**403**	(36.5%)
Net interest income	6,068	**6,405**	**894**	5.5%
Guarantee income	1,775	**2,816**	**393**	58.6%
Other income	773	**708**	**99**	(8.4%)
Investment income/(loss)	(1,129)	**1,269**	**177**	(212.4%)
Share of net (loss) of investments accounted for using the equity method	(1)	**-**	**-**	(100.0%)
Total income	12,034	**14,084**	**1,966**	17.0%

Our total income increased by 17.0% from RMB12,034 million for the six months ended June 30, 2024 to RMB14,084 million for the six months ended June 30, 2025, mainly due to the growth in take rate brought by the improvement in guarantee ratio, which was partially offset by the impact from the decrease in overall balance scale.

Technology platform-based income. Our technology platform-based income decreased by 36.5% from RMB4,547 million for the six months ended June 30, 2024 to RMB2,887 million for the six months ended June 30, 2025 due to (i) the decrease of retail credit and enablement service fee as a result of the decreased outstanding loan balance and (ii) the decrease of referral and other technology platform based income due to our exit from the Lujintong business that we had previously conducted.

Net interest income. Our net interest income increased by 5.5% from RMB6,068 million for the six months ended June 30, 2024 to RMB6,405 million for the six months ended June 30, 2025, mainly due to the increase of net interest income from our consumer finance business and microloan lending business, partially offset by the decrease in loan balance.

Guarantee income. Our guarantee income increased by 58.6% from RMB1,775 million for the six months ended June 30, 2024 to RMB2,816 million for the six months ended June 30, 2025, mainly due to the increase in the average off-balance risk-bearing loan balance.

Other income. Our other income decreased by 8.4% from RMB773 million for the six months ended June 30, 2024 to RMB708 million for the six months ended June 30, 2025, mainly due to the decreased account management fees driven by decreased collection.

Investment income. Our investment income increased by 212.4% from RMB(1,129) million for the six months ended June 30, 2024 to RMB1,269 million for the six months ended June 30, 2025, mainly due to combined impact of changes in the valuations of risk assets and a gain we recognized from the loss sharing agreement we entered into with Lufunds.

Total Expenses

	For the Six Months Ended June 30,			
	2024 (Unaudited) (RMB)	**2025 (Unaudited) (RMB)**	**(US$)**	YoY
	(in millions, except percentages)			
Sales and marketing expenses	2,898	**2,069**	**289**	(28.6%)
General and administrative expenses	1,024	**997**	**139**	(2.6%)
Operation and servicing expenses	2,699	**2,049**	**286**	(24.1%)
Technology and analytics expenses	540	**474**	**66**	(12.2%)
Credit impairment losses	5,426	**7,858**	**1,097**	44.8%
Finance costs	35	**83**	**12**	137.1%
Other loss - net	299	**64**	**9**	(78.6%)
Total expenses	12,920	**13,593**	**1,898**	5.2%

Management Discussion and Analysis

Our total expenses increased by 5.2% from RMB12,920 million for the six months ended June 30, 2024 to RMB13,593 million for the six months ended June 30, 2025, mainly due to the increase in risk costs as a result of the decreased customer repayment capability along with the increased risk exposure, which partially offset the decrease in operation costs resulting from our expense control measures.

Sales and marketing expenses. Our sales and marketing expenses decreased by 28.6% from RMB2,898 million for the six months ended June 30, 2024 to RMB2,069 million for the six months ended June 30, 2025, mainly due to (i) the decreased borrower acquisition expenses as a result of the decreased new loan sales and loan balance, (ii) the decreased general sales and marketing expenses as a result of the decrease in salary as a result of optimization of our sales team.

General and administrative expenses. Our general and administrative expenses decreased by 2.6% from RMB1,024 million for the six months ended June 30, 2024 to RMB997 million for the six months ended June 30, 2025, mainly due to our expense control measures.

Operation and servicing expenses. Our operation and servicing expenses decreased by 24.1% from RMB2,699 million for the six months ended June 30, 2024 to RMB2,049 million for the six months ended June 30, 2025 due to our expense control measures and the decrease in the loan balance.

Technology and analytics expenses. Our technology and analytics expenses decreased by 12.2% from RMB540 million for the six months ended June 30, 2024 to RMB474 million for the six months ended June 30, 2025 due to our improved efficiency and the expense control measures we adopted.

Credit impairment losses. Our credit impairment losses increased by 44.8% from RMB5,426 million for the six months ended June 30, 2024 to RMB7,858 million for the six months ended June 30, 2025, mainly due to the increase in the provision of loans and receivables as a result of the increased risk bearing loan balance, partially offset by the decease in the actual losses.

Finance costs. Our finance costs increased by 137% from RMB35 million for the six months ended June 30, 2024 to RMB83 million for the six months ended June 30, 2025, mainly due to the decrease in interest income from deposits.

Other loss - net. Our other loss was RMB64 million for the six months ended June 30, 2025, compared to RMB299 million other loss for the six months ended June 30, 2024, mainly due to the decrease of foreign exchange losses we recognized in 2025.

Income Tax Expense

Our income tax expense decreased by 28.4% from RMB1,411 million for the six months ended June 30, 2024 to RMB1,010 million for the six months ended June 30, 2025, mainly due to the decreasing overseas dividend withholding tax.

Net Loss

Our net loss was RMB519 million for the six months ended June 30, 2025, compared to the net loss of RMB2,297 million for the six months ended June 30, 2024, as a result of the aforementioned factors.

Balance Sheet

We had RMB27,891 million in cash at bank as of June 30, 2025, as compared to RMB37,224 million as of June 30, 2024. Net assets of the Company amounted to RMB83,100 million as of June 30, 2025, as compared to RMB80,750 million as of June 30, 2024.

Liquidity and Capital Resources

For the six months ended June 30, 2025, (i) our net cash generated from operating activities was RMB5,409 million, primarily due to collected service fees from the core retail credit and enablement business and the decrease of the loan scale, partially offset by the payment of guarantee indemnity payments; (ii) our net cash used in investing activities was RMB2,810 million, primarily due to payment for acquisition of investment assets, which exceeded proceeds from sale of investment assets; and (iii) our net cash used in financing activities was RMB1,159 million, primarily due to repayment of borrowings, partially offset by proceeds from borrowings..

For the corresponding period of 2024, (i) our net cash used in operating activities was RMB1,116 million; (ii) our net cash generated from investing activities was RMB7,158 million; and (iii) our net cash used in financing activities was RMB4,195 million.

As of June 30, 2025, our cash and cash equivalents were primarily denominated in RMB or USD.

Borrowings and Other Indebtedness

As of June 30, 2025, we had RMB52,203 million unsecured bank borrowings and 488 million secured bank borrowings. Our borrowings with fixed interest rates ranging from 1.95% to 4.2% per annum amounted to RMB50,403 million as of the same date.

As of June 30, 2025, the outstanding principal amounts of the Ping An Convertible Promissory Notes amounted to RMB6,998 million.

Pledge of Assets

As of December 31, 2024 and June 30, 2025, the carrying amount of debt securities pledged as collateral for financial assets sold under agreements to repurchase resulted from repurchase transactions entered into by the Group in the inter-bank market amounted to RMB225 million and RMB166 million, respectively. The collaterals are restricted from trading during the period of the repurchase transactions.

As of December 31, 2024 and June 30, 2025, the carrying amount of debt securities pledged by the Group in the stock exchange collateral pool amounted to RMB1,179 million and RMB916 million, respectively. The collaterals are restricted from trading during the period of the repurchase transactions. As disclosed in the 2025 annual report, pledged fixed deposits increased by RMB1.1 billion.

Save as disclosed above and for the deposits for borrowings pledged for secured borrowings as disclosed in Note 13(b) to the interim condensed consolidated financial information, as of June 30, 2025, we did not have any encumbrances, mortgage, lien, charge or pledge on our assets.

Gearing Ratio

As of June 30, 2025, our gearing ratio (i.e. in percentage, total debt divided by total equity, and total debt is calculated as the aggregate of borrowings, convertible promissory note payable) was 71.5%.

Significant Investments

As of June 30, 2025, we did not hold any significant investments (including any investments in an investee company with a value of 5% or more of our total assets as of June 30, 2025).

Management Discussion and Analysis

Material Acquisitions and Disposals

From the Listing Date up to the date of this interim report, during the normal course of business, the Group subscribed for wealth management products from various independent third party financial institutions. A summary of the subscriptions, which are subject to announcement and/or Shareholders' approval requirements (as the case may be) pursuant to Chapter 14 of the Listing Rules, are set out in the 2024 Annual Report of the Company published on February 15, 2026 and further details regarding the subscription of wealth management products are set out in the Company's announcement dated February 15, 2026.

Save for the above, we did not have any material acquisitions or disposals of subsidiaries, Consolidated Affiliated Entities, associates or joint ventures during the six months ended June 30, 2025.

Future Plans for Material Investments or Capital Assets

We did not have any future plans for material investments or capital assets as of June 30, 2025.

Contingent Liabilities

Previously, we shared credit risk with our funding partners by utilizing a combination of our licensed financing guarantee subsidiary and collaborations with third-party credit enhancement providers. In the fourth quarter of 2023, we successfully completed the transformation of our business model, such that our licensed financing guarantee subsidiary provides a guarantee for each nearly every loan transaction (excluding certain consumer finance loan products and referral product) without the use of third-party credit enhancement. As of June 30, 2025, the balance of our remaining commitment under the financing guarantee contracts for which we do not consolidate the underlying loans amounted to RMB69,103 million.

Other than disclosed above, we also made disclosure in Note 25 to the financial statements on contingent liabilities.

Capital Expenditures and Capital Commitment

Our capital expenditures were RMB14 million for the six months ended June 30, 2025. These capital expenditures primarily comprised expenditures for the purchase of property and equipment and other long-term assets. We intend to fund our future capital expenditures with our existing cash balance, and anticipated cash flows from operations. We will continue to make well-planned capital expenditures to meet the expected growth of our business. As of June 30, 2025, we had no capital commitments.

Risk Management

Foreign Exchange Risk

Foreign exchange risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations. The foreign currency risk we have assumed mainly comes from movements in the USD/RMB exchange rate.

We and our major overseas intermediate holding companies' functional currency is USD.We are mainly exposed to foreign exchange risk arising from our cash and cash equivalents and loans to subsidiaries denominated in RMB. The Group enters forward contracts to manage the exposure to foreign currency risk arising from loans to subsidiaries denominated in RMB of the overseas subsidiaries.

Our subsidiaries are mainly operating in the PRC with most of the transactions denominated in RMB. We consider that business in the PRC is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than RMB.

Interest Rate Risk

Interest rate risk is the risk that the fair value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Interest on floating rate instruments is repriced at intervals of one year or less. Interest on fixed interest rate instruments is priced at inception of the financial instruments and is fixed until maturity. Floating rate instruments expose us to cash flow interest rate risk, whereas fixed rate instruments expose us to fair value interest risk. Our interest rate risk mainly arises from fixed rate instruments including cash at bank, accounts and other receivables and contract assets, loans to customers, and accounts and other payables and contract liabilities, etc. Our interest rate risk policy requires us to manage interest rate risk by managing the maturities of interest-bearing financial assets and interest-bearing financial liabilities.

Employees and Remuneration

As of June 30, 2025, we had a total of 33,543 full-time employees, whose remuneration is determined taking into account factors such as their individual performance and contribution, professional ability and the prevailing market salary level. The following table sets forth the number of our employees by function as of June 30, 2025:

Function	Number of Employees
Sales and marketing	24,146
Credit assessment	1,029
Post-origination services	4,779
General and administrative	2,616
Technology and research	561
Other	412
Total	33,543

Management Discussion and Analysis

For the six months ended June 30, 2025, our employee benefit expenses amounted to RMB3,328 million as compared to RMB4,018 million for the six months ended June 30, 2024.

As part of our retention strategy, we offer employees competitive salaries, performance-based cash bonuses, incentive share grants and other incentives. Our management recognizes the importance of realizing personal values for our employees and promotes a transparent appraisal system for all our employees seeking career advancement across different business departments. Our appraisal system provides the basis for making human resource decisions such as base compensation, bonuses, career promotion and employee share incentive grants. In order to maintain a competitive edge, we will continue to focus on attracting and retaining qualified professionals by providing an incentive-based and market-driven compensation structure that rewards performance and results. We primarily recruit our employees through recruitment agencies, on-campus job fairs, industry referrals, internal referrals and online channels. In addition to on-the-job training, we regularly provide management, financial, technology, regulatory and other training to our employees by internally sourced speakers or externally hired consultants. Our employees may also attend external training with the approval of their supervisor.

We have adopted the 2014 Share Incentive Plan (expired and terminated in December 2024) and the 2019 Performance Share Unit Plan.

Recent Developments after the Reporting Period

Independent Investigations and Improvement of Internal Control

As disclosed in the announcements of the Company dated January 27, 2025, April 24, 2025, October 24, 2025, January 27, 2026 and April 27, 2026 (the "**PwC Letters Related Announcements**"), as well as in the annual report of the Company for the year ended December 31, 2024 published on February 15, 2026, the Company has been responding to concerns raised by PwC regarding certain possible related party transactions (the "**Subject Transactions**") and to certain inquiries by the Stock Exchange relating to these matters. The Company has also taken various remedial actions in response to the findings of the independent and supplemental investigations conducted under the direction of the Audit Committee. As of the date of this Interim report, the Company's response to certain inquiries and comments received from the Hong Kong Stock Exchange continues.

Please refer to the PwC Letters Related Announcements for further details of the Subject Transactions and the relevant investigations.

Class Action

In March 2026, a putative federal securities class action was filed against the Company and certain of the Company's former principal officers (collectively, the "**Defendants**"), alleging that the Defendants made materially false and misleading statements or omissions regarding the Company's internal controls and financial results in violation of the Securities Exchange Act of 1934. As this action remains in its preliminary stage, management is unable to estimate the possible outcome or possible loss or possible range of loss, if any, associated with the resolution of this case.

Save as disclosed in this Interim Report, there are no important events that have occurred since the end of the Reporting Period up to date of this report.

Corporate Governance and Other Information

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of the Shareholders and to enhance corporate value and accountability.

Interests and Short Positions of the Directors and Chief Executives of the Company in the Shares, Underlying Shares and Debentures of the Company and its Associated Corporations

As of June 30, 2025, so far as is known to the Directors, the interests and/or short positions (as applicable) of the Directors and the chief executives of the Company in the Shares, underlying Shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the SFO, which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and/or short positions (as applicable) which he/she is taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be recorded in the register referred to therein, or which were required, pursuant to the 'Model Code for Securities Transactions by Directors of Listed Issuers' as set out in Appendix C3 to the Listing Rules, to be notified to the Company and the Stock Exchange, were as follows:

Interest in Shares or Underlying Shares of the Company

Name of Director	Nature of interest	Number of Shares and/or Shares underlying outstanding options and/or unvested performance share units granted	Approximate percentage of shareholding interest [1]	Long position/ Short position
Mr. Yong Suk CHO (趙容奭)	Beneficial interest	513,575[2]	0.03%	Long position

Notes:

(1) The calculation is based on the total number of 1,733,377,784 Shares issued and outstanding as of June 30, 2025 (excluding the Pre-IPO Treasury shares held by the Company, which comprised the Shares underlying the ADSs repurchased by the Company pursuant to the share repurchase programs and Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Company's Share Incentive Plans). For purposes of this table, the ADS to Share ratio of every one ADS represents two Shares, which has become effective since December 15, 2023, applies.

(2) This represents the aggregate of (i) 13,575 Shares to be issued upon vesting of the performance share units held by Mr. Yong Suk CHO under the 2019 Performance Share Unit Plan, and (ii) 500,000 Shares to be issued upon exercise of the options held by Mr. Yong Suk CHO under the 2014 Share Incentive Plan, as of June 30, 2025.

Corporate Governance and Other Information

Interest in associated corporation

Name of director	Nature of interest	Name of Associated corporation	Class of shares	Number of shares interested[1]	Approximate percentage of shareholding interest in the relevant class of shares [1]	Long position/ Short position
Mr. Yonglin XIE (謝永林)	Beneficial Owner and others[2]	Ping An Insurance	A shares	2,543,574[2]	0.02%	Long position
	Others[3]	Ping An Insurance	H shares	452,992[3]	0.01%	Long position
Ms. Xin FU (付欣)	Beneficial Owner and others[4]	Ping An Insurance	A shares	218,402[4]	0.00%	Long position
	Others[5]	Ping An Insurance	H shares	241,596[5]	0.00%	Long position
Mr. Shibang GUO (郭世邦)	Beneficial Owner[6]	Ping An Insurance	A shares	14,108[6]	0.00%	Long position
	Beneficial Owner[7]	Ping An Insurance	H shares	90,598[7]	0.00%	Long position
Mr. Dicky Peter YIP (葉迪奇)	Beneficial owner	Ping An Insurance	H shares	3,000	0.00%	Long position

(1) The calculation is based on number of 7,447,576,912 H shares issued and 10,762,657,695 A shares issued as of June 30, 2025 of Ping An Insurance.

(2) This represents the aggregate of 2,543,574 A shares of Ping An Insurance granted to Mr. Yonglin XIE, including 1,320,296 A shares vested to Mr. Yonglin XIE pursuant to the Key Employee Share Purchase Plan of Ping An Insurance and 1,223,278 A shares granted to Mr. Yonglin XIE as part of his payroll under the Long-term Service Plan of Ping An Insurance, an associated corporation of the Company. The 1,223,278 A shares are held by a trust and will be vested upon his retirement subject to certain conditions.

(3) This represents 452,992 H shares of Ping An Insurance granted to Mr. Yonglin XIE under the Long-term Service Plan of Ping An Insurance, an associated corporation of the Company. The shares are held by a trust and will be vested upon his retirement subject to certain conditions.

(4) This represents the aggregate of 218,402 A shares of Ping An Insurance granted to Ms. Xin FU, including 78,509 A shares vested to Ms. Xin FU pursuant to the Key Employee Share Purchase Plan of Ping An Insurance and 139,893 A shares granted to Ms. Xin FU as part of her payroll under the Long-term Service Plan of Ping An Insurance, an associated corporation of the Company. The 139,893 A shares are held by a trust and will be vested upon her retirement subject to certain conditions.

(5) This represents 241,596 H shares of Ping An Insurance granted to Ms. Xin FU under the Long-term Service Plan of Ping An Insurance, an associated corporation of the Company. The shares are held by a trust and will be vested upon her retirement subject to certain conditions.

(6) This represents 14,108 A shares of Ping An Insurance granted to Mr. Shibang GUO as part of his payroll under the Long-term Service Plan of Ping An Insurance, an associated corporation of the Company. The shares are held by a trust and will be vested upon his retirement subject to certain conditions.

(7) This represents 90,598 H shares granted to Mr. Shibang GUO under the Long-term Service Plan of Ping An Insurance, an associated corporation of the Company. The shares are held by a trust and will be vested upon his retirement subject to certain conditions.

Save as disclosed above, as of June 30, 2025, so far as is known to the Directors, none of the Directors or the chief executives of the Company had or were deemed to have an interest and/or short position (as applicable) in the Shares, underlying Shares or debentures of the Company or any interests and/or short positions (as applicable) in the Shares, underlying Shares or debentures of the Company's associated corporations (within the meaning of Part XV of the SFO) which (i) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein or (iii) were required, pursuant to the 'Model Code for Securities Transactions by Directors of Listed Issuers' as set out in Appendix C3 to the Listing Rules, to be notified to the Company and the Stock Exchange.

Corporate Governance and Other Information

Interests and Short Positions of the Substantial Shareholders in Shares and Underlying Shares of the Company

As of June 30, 2025, the following persons (other than the Directors and chief executives of the Company whose interests have been disclosed in this Interim Report), had interests or short positions in the Shares and underlying Shares which were required to be disclosed to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name of shareholder	Capacity/Nature of interest	Number of Shares	Approximate percentage of shareholding interest [1]	Long position/ Short position
An Ke Technology[2]	Beneficial owner	764,894,583	44.13%	Long position
Ping An Overseas Holdings[2]	Beneficial owner	393,795,905	22.72%	Long position
Ping An Financial Technology[2]	Interest in controlled corporations	764,894,583	44.13%	Long position
Ping An Insurance[2]	Interest in controlled corporations	1,158,690,488	66.85%	Long position
Tun Kung Company Limited[3]	Beneficial interest	131,653,445	7.60%	Long position
		20,000,000	1.15%	Short position
Tongjun Investment Company Limited[3]	Interest in controlled corporations	131,653,445	7.60%	Long position
		20,000,000	1.15%	Short position
Mr. Wenwei DOU[3]	Interest in controlled corporations	131,653,445	7.60%	Long position
		20,000,000	1.15%	Short position
Ms. Wenjun WANG[3]	Interest in controlled corporations	131,653,445	7.60%	Long position
		20,000,000	1.15%	Short position

Notes:

(1) The calculation is based on the total number of 1,733,377,784 Shares issued and outstanding as of June 30, 2025 (excluding the Pre-IPO Treasury Shares held by the Company, which comprised the Shares underlying the ADSs repurchased by the Company pursuant to the share repurchase programs and Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Company's Share Incentive Plans).

(2) Represents 764,894,583 Shares held by An Ke Technology and 393,795,905 Shares held by Ping An Overseas Holdings. An Ke Technology is a wholly owned subsidiary of Ping An Financial Technology which is wholly owned by Ping An Insurance. Ping An Overseas Holdings is a direct wholly-owned subsidiary of Ping An Insurance. Ping An Financial Technology is deemed to be interested in the 764,894,583 Shares held by An Ke Technology. Ping An Insurance is deemed to be interested in the 764,894,583 Shares held by An Ke Technology and 393,795,905 Shares held by Ping An Overseas Holdings.

We issued the Ping An Convertible Promissory Notes in an aggregate principal amount of US$1,953.8 million to Ping An Overseas Holdings and An Ke Technology. As of June 30, 2025, 50% of the outstanding principal amount of the Ping An Convertible Promissory Notes had been redeemed and the remaining 50% outstanding Ping An Convertible Promissory Notes which had not been redeemed can be converted, in whole or in part, into the Shares (or the ADSs) at any time from April 30, 2026 until the date which is five business days before (and excluding) October 8, 2026, at an initial conversion price of US$14.8869 per ordinary share subject to certain adjustments as set forth in the terms and conditions of each of the Ping An Convertible Promissory Notes. In the first half of 2024, the Board and Shareholders approved a special dividend of US$1.21 per Share or US$2.42 per ADS out of the Share Premium Account with the Scrip Dividend Scheme. Taking into account the Scrip Dividend Scheme in relation to the special dividend announced on June 12, 2024, the conversion price of the Ping An Convertible Promissory Notes had been adjusted to USD2.32 per share in accordance with the terms and conditions of the Ping An Convertible Promissory Notes as of June 30, 2025. As a result of the above adjustment to the conversion price, as of June 30, 2025, the Ping An Convertible Promissory Notes could be converted into an aggregate of 421,077,586 Shares, representing approximately 24.3% of the total issued and outstanding Shares as of the same date. see the section headed "Equity-Linked Agreements" in this Interim Report and the section headed "History and Corporate Structure – Major Shareholding Changes of the Company and Our Principal Subsidiaries – Shareholding changes of the Company – Convertible Promissory Notes Issued to Ping An Overseas Holdings and An Ke Technology" in the Listing Document.

(3)   The long position represents 131,653,445 Shares held by Tun Kung Company Limited, a BVI company, including, as of June 30, 2025, the interest in 32,994,744 Shares which derives from ADSs. The short position represents 10,000,000 ADSs as of June 30, 2025, which represent 20,000,000 Shares, pursuant to certain covered call arrangements by and among Tun Kung Company Limited, Goldman Sachs International, and Goldman Sachs (Asia) L.L.C. As of June 30, 2025, Tongjun Investment Company Limited owned 100% of the issued and outstanding share capital of Tun Kung Company Limited. Tongjun Investment Company Limited is a British Virgin Islands company. Each of the two individuals, Mr. Wenwei DOU and Ms. Wenjun WANG, as nominee shareholder, owns 50% of Tongjun Investment Company Limited's shares. Therefore, Tongjun Investment Company Limited, Mr. Wenwei DOU and Ms. Wenjun WANG are deemed to be interested in the Shares held by Tun Kung Company Limited.

Save as disclosed above, as of June 30, 2025, as far as is known to the Directors, no person, other than the Directors whose interests are set out in the section headed "Interests and Short Positions of the Directors and Chief Executives of the Company in the Shares, Underlying Shares and Debentures of the Company and its Associated Corporations" had or was deemed to have an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO, or which were required to be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

Corporate Governance and Other Information

Share Incentive Plans

We adopted the 2014 Share Incentive Plan in December 2014 and amended and restated it most recently on April 12, 2023 to comply with Chapter 17 of the Listing Rules. In addition, we adopted the 2019 Performance Share Unit Plan in September 2019 and amended and restated it most recently on April 12, 2023 to comply with Chapter 17 of the Listing Rules. They have been subject to Chapter 17 of the Listing Rules since the Listing Date. For the avoidance of doubt, options and awards granted pursuant to the Share Incentive Plans prior to the Listing Date are not subject to the provisions of the Listing Rules.

For details of our Share Incentive Plans, please see "Statutory and General Information — D. Share Incentive Plans" in Appendix IV to the Listing Document and "Directors' Report — Share Incentive Plans" in the Annual Report 2024.

Options and PSUs available for grant under the Share Incentive Plans

The scheme mandate limit under the Share Incentive Plans is 45,644,803 Shares and the service provider sublimit under the Share Incentive Plans is 15,000,000 Shares.

As of January 1, 2025, 12,696,663 Shares (equivalent to 6,348,331 ADSs) are available for future grant under the scheme mandate limit under the Share Incentive Plans and 2,678,716 Shares (equivalent to 1,339,358 ADSs) are available for future grant under the service provider sublimit under the Share Incentive Plans.

As of June 30, 2025, 12,703,164 Shares (equivalent to 6,351,582 ADSs) are available for future grant under the scheme mandate limit under the Share Incentive Plans and 2,679,316 Shares (equivalent to 1,339,658 ADSs) are available for future grant under the service provider sublimit under the Share Incentive Plans.

Maximum Number of Shares

The maximum aggregate number of Shares that may be issued in respect of the Share Incentive Plans is 11,509,774 Shares, representing approximately 0.66% of the weighted average number of Shares issued and outstanding for the six months ended June 30, 2025.

2014 Share Incentive Plan

The Company did not grant further options under the 2014 Share Incentive Plan during the six months ended June 30, 2025. Details of the movements of the options granted under the 2014 Share Incentive Plan during the six months ended June 30, 2025 are as follows:

Name or category of the Grantee	Position	Date of grant	Vesting period	Date of expiration	Exercise price for options (per Share in RMB)	Number of options outstanding as of January 1, 2025	Number of options exercised during the six months ended June 30, 2025	Exercise price for options exercised during the six months ended June 30, 2025 (per Share in RMB)	Weighted average closing price of Shares immediately before the date of exercise	Number of options cancelled during the six months ended June 30, 2025	Exercise price for options cancelled during the six months ended June 30, 2025 (per Share in RMB)	Number of options lapsed during the six months ended June 30, 2025	Number of options outstanding as of June 30, 2025
Yong Suk CHO (趙容奭)[2]	Chief Executive Officer	April 8, 2016 and December 29, 2017	4 years	April 8, 2026 and December 29, 2027	98.06-118.0	500,000	–	–	–	–	–	–	500,000
Other Employees (in aggregate)	–	August 16, 2014 to November 27, 2018	1 year to 4 years	August 16, 2024 to November 27, 2028	8.00-118.0	8,765,732	–	–	–	–	–	38,703	8,727,029
Service Provider Participants (in aggregate)	–	December 22, 2014 to March 19, 2018	4 years	December 22, 2024 to March 19, 2028	8.0-118.0	1,444,024	–	–	–	–	–	1,634	1,442,390
Related Entities (in aggregate)	–	–	–	–	–	–	–	–	–	–	–	–	–
Total						**10,709,756**	**–**			**–**		**40,337**	**10,669,419**

Notes:

(1) No consideration is required to be paid for the grant of options.

(2) Mr. Yong Suk CHO resigned as the chairman of the Board with effect from April 23, 2025 and ceased to be an executive Director and Chief Executive Officer from March 31, 2026.

Corporate Governance and Other Information

2019 Performance Share Unit Plan

The Company did not grant further performance share units ("**PSUs**", or each "**PSU**") under the 2019 Performance Share Unit Plan during the six months ended June 30, 2025. Details of the movements of the PSUs granted under the 2019 Performance Share Unit Plan during the six months ended June 30, 2025 are as follows:

Name or category of the Grantee	Position	Date of grant	Unlocking period	Date of expiration	Purchase price	Number of unvested PSUs as of January 1, 2025	Number of PSUs vested during the six months ended June 30, 2025	Weighted average closing price of Shares immediately before the date of vesting	Number of PSUs lapsed during the six months ended June 30, 2025	Number of PSUs unvested as of June 30, 2025
Yong Suk CHO (趙容奭)[2]	Chief Executive Officer	November 1, 2020	4 years	November 1, 2030	Nil	13,575	-	-	-	13,575
Other Employees (in aggregate)	-	May 1, 2020 and November 1, 2021	4 years	May 1, 2030 and November 1, 2031	Nil	689,213	-	-	5,901	683,312
Service Provider Participants (in aggregate)	-	May 1, 2020 and September 1, 2021	4 years	May 1, 2030 and September 1, 2031	Nil	144,068	-	-	600	143,468
Related Entities (in aggregate)	-	-	-	-	-	-	-	-	-	-
Total						**846,856**	**-**		**6,501**	**840,355**

Notes:

(1) No consideration is required to be paid for the grant of PSUs.

(2) Mr. Yong Suk CHO resigned as the chairman of the Board with effect from April 23, 2025 and ceased to be an executive Director and Chief Executive Officer from March 31, 2026.

Corporate Governance and Other Information

Change in Directors' Information

The changes in Directors' information as required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules are set out below:

Name of Director	Details of Change
Mr. Xiang JI (吉翔)	Mr. Xiang JI was appointed as the co-chief executive officer of the Company with effect from October 31, 2025 and was appointed as an executive Director and the chief executive officer of the Company with effect from April 1, 2026.
Mr. Yong Suk CHO (趙容奭)	Mr. Yong Suk CHO resigned as Chairman on April 23, 2025 and ceased to be an executive Director and chief executive officer of the Company with effect from March 31, 2026.
Ms. Xin FU (付欣)	Ms. Xin FU resigned as a non-executive Director with effect from February 17, 2026.
Mr. Yonglin XIE (謝永林)	Mr. Yonglin XIE resigned as a non-executive Director with effect from February 17, 2026.
Ms. Fangfang CAI (蔡方方)	Ms. Fangfang CAI was appointed as a non-executive Director of the Company with effect from February 18, 2026.
Mr. Peifeng LI (李佩鋒)	Mr. Peifeng LI was appointed as a non-executive Director of the Company with effect from February 18, 2026.
Mr. Rusheng YANG (楊如生)	Mr. Rusheng YANG ceased to serve as an independent non-executive Director with effect from April 13, 2026.
Mr. David Xianglin LI (李祥林)	Mr. David Xianglin LI ceased to serve as an independent non-executive Director with effect from April 13, 2026.
Mr. Koon Wing Ernest IP (葉冠榮)	Mr. Koon Wing Ernest IP was appointed as an independent non-executive Director with effect from April 14, 2026.
Mr. Siu Hong CHENG (鄭小康)	Mr. Siu Hong CHENG was appointed as an independent non-executive Director with effect from April 14, 2026.

Save as disclosed above, there are no other changes in the Directors' biographical details which are required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

Corporate Governance and Other Information

Share Repurchase Program

For the six months ended June 30, 2025, we did not have any share repurchase program.

Purchase, Sale or Redemption of the Company's Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company's securities listed on the Stock Exchange or the NYSE (including sale of treasury shares) during the six months ended June 30, 2025.

Compliance with the Code on Corporate Governance

During the six months ended June 30, 2025, we have complied with all the applicable code provisions of the Corporate Governance Code set forth in Part 2 of Appendix C1 to the Listing Rules, save for the following.

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on the Stock Exchange are expected to comply with but may choose to deviate from the requirement that the responsibilities between the chairman and the Chief Executive Officer should be segregated and should not be performed by the same individual. From January 1, 2025 to April 23, 2025, Mr. Yong Suk CHO served as both the chairman of the Board and the Chief Executive Officer of the Company. The Board believes that vesting the roles of both chairman and Chief Executive Officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

On April 23, 2025, Mr. Yong Suk CHO resigned as the chairman of the Board and Mr. Dicky Peter YIP has been appointed as the chairman of the Board. The roles of chairman and Chief Executive Officer are separated and performed by different individuals. In addition, Mr. Xiang JI has subsequently been appointed as the co-chief executive officer of the Company with effect from October 31, 2025. As at the date of this interim report, Mr. Dicky Peter YIP is the chairman of the Board and Mr. Xiang JI is the chief executive officer of the Company. The chairman of the Board is responsible for providing strategic advice and guidance on the development of the Group, while the chief executive officer is responsible for the day-to-day operations of the Group.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Code for Dealings in Securities by Management (the "**Code**"), with terms no less exacting that the 'Model Code for Securities Transactions by Directors of Listed Issuers' as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code. Specific enquiry has been made of all the Directors and each of the Directors has confirmed that he/she had complied with the Code during the six months ended June 30, 2025.

Audit Committee

During the Reporting Period, the Audit Committee consists of independent non-executive Directors, namely Mr. Rusheng YANG (ceased to be an independent non-executive Director on April 13, 2026), Mr. David Xianglin LI (ceased to be an independent non-executive Director on April 13, 2026), Mr. Weidong LI (resigned on August 14, 2025). As at the date of this report, the Audit Committee consists of Mr. Koon Wing Ernest IP (appointed as the chairman on April 14, 2026), Ms. Wai Ping Tina LEE (appointed as a member on August 14, 2025) and Mr. Siu Hong CHENG (appointed as a member on April 14, 2026). Mr. Koon Wing Ernest IP is the chairman of the Audit Committee and is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules. The primary duties of the Company's audit committee are to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters, to review the adequacy of our internal control over financial reporting, to review all related party transactions for potential conflict of interest situations and to approve, as appropriate, such transactions. Our audit committee has reviewed this report and our unaudited condensed consolidated interim financial information for the six months ended June 30, 2025.

In addition, the independent auditor of the Company, Ernst & Young and Ernst & Young Hua Ming LLP, has reviewed our unaudited condensed consolidated interim financial information for the six months ended June 30, 2025 in accordance with International Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity."

Semi-Annual Dividend

The Board did not recommend the distribution of an semi-annual dividend for the six months ended June 30, 2025.

Exchange Rate Conversion

Our reporting currency is Renminbi. This interim report contains translations of financial data in Renminbi amounts into U.S. dollars at specific rate solely for the convenience of the reader. Unless otherwise stated, all translations of financial data in Renminbi into U.S. dollars and from U.S. dollars into Renminbi in this interim report were made at a rate of RMB7.1636 to US$1.00, the exchange rate on June 30, 2025 set forth in the H.10 statistical release of the Federal Reserve Board as extracted from the website of the Federal Reserve Board.

Approval of Interim Report

This interim report of the Group for the six months ended June 30, 2025 was approved and authorized for issue by the Board on April 30, 2026.

Corporate Governance and Other Information

Safe Harbor Statement

This Interim Report contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. These forward-looking statements include, but are not limited to, statements about the Company's goals and strategies; the Company's future business development, financial condition and results of operations; expected changes in the Company's income, expenses or expenditures; expected growth of the retail credit facility and wealth management markets; the Company's expectations regarding demand for, and market acceptance of, its services; the Company's expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry the Company operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC and the Stock Exchange. All information provided in this Interim Report is as of the date of this interim report, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Independent Review Report

To the board of directors of Lufax Holding Ltd
(Incorporated in the Cayman Islands with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 26 to 69, which comprises the interim condensed consolidated statement of financial position of Lufax Holding Ltd (the "Company") and its subsidiaries as of June 30, 2025 and the related interim condensed consolidated statements of comprehensive income, changes in equity and cash flows for the six-month period then ended, and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 *Interim Financial Reporting* ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity* as issued by the International Auditing and Assurance Standards Board. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Ernst & Young
Certified Public Accountants

Hong Kong
April 30, 2026

Interim Condensed Consolidated Statement of Comprehensive Income

	Notes	For the six months ended June 30,	
		2024 (Unaudited) RMB'000 (Restated)	2025 (Unaudited) RMB'000
Technology platform-based income	6	4,546,756	2,886,548
Net interest income	7	6,068,401	6,404,677
Guarantee income		1,775,400	2,815,970
Other income	8	773,499	708,182
Investment income/(loss)		(1,129,326)	1,268,872
Share of net loss of investments accounted for using the equity method		(691)	–
Total income		12,034,039	14,084,249
Sales and marketing expenses	9	(2,898,177)	(2,068,958)
General and administrative expenses	9	(1,023,810)	(996,698)
Operation and servicing expenses	9	(2,698,925)	(2,048,817)
Technology and analytics expenses	9	(539,955)	(474,339)
Credit impairment losses	10	(5,425,605)	(7,858,211)
Finance costs		(34,893)	(82,680)
Other loss – net		(299,014)	(63,586)
Total expenses		(12,920,379)	(13,593,289)
Profit/(loss) before income tax expenses		(886,340)	490,960
Less: Income tax expense	11	(1,411,134)	(1,009,935)
Net loss for the period		(2,297,474)	(518,975)
Net profit/(loss) attributable to:			
Owners of the Company		(2,356,062)	(767,235)
Non-controlling interests		58,588	248,260
		(2,297,474)	(518,975)

The accompanying notes are an integral part of the interim condensed consolidated financial information.

Interim Condensed Consolidated Statement of Comprehensive Income (Continued)

	Notes	For the six months ended June 30, 2024 (Unaudited) RMB'000 (Restated)	**2025 (Unaudited) RMB'000**
Other comprehensive income/(loss), net of tax:			
Items that may be reclassified to profit or loss in subsequent periods			
– Exchange differences on translation of foreign operations		(426)	**(7,925)**
– Changes in the fair value of financial assets at fair value through other comprehensive income		(2,511)	**2,049**
Items that will not be reclassified to profit or loss in subsequent periods			
– Exchange differences on translation of foreign operations to the presentation currency		(71,732)	**27,537**
Other comprehensive income/(loss), net of tax		(74,669)	**21,661**
Total comprehensive loss for the period		(2,372,143)	**(497,314)**
Total comprehensive loss attributable to:			
Owners of the Company		(2,430,438)	**(745,486)**
Non-controlling interests		58,295	**248,172**
		(2,372,143)	**(497,314)**
Loss per share (expressed in RMB per share)			
– Basic loss per share	12	(2.05)	**(0.44)**
– Diluted loss per share	12	(2.05)	**(0.44)**
– Basic loss per ADS	12	(4.10)	**(0.88)**
– Diluted loss per ADS	12	(4.10)	**(0.88)**

The accompanying notes are an integral part of the interim condensed consolidated financial information.

Interim Condensed Consolidated Statement of Financial Position

	Notes	As of December 31, 2024 (Audited) RMB'000	As of June 30, 2025 (Unaudited) RMB'000
ASSETS			
Cash at bank	13	29,903,846	27,890,740
Restricted cash	13	14,132,034	9,809,195
Financial assets held under resale agreements	14	657,033	2,083,215
Financial assets at fair value through profit or loss	15	20,355,814	27,837,065
Financial assets at fair value through other comprehensive income	16	1,156,095	2,010,257
Financial assets at amortized cost	17	1,499,000	–
Accounts and other receivables and contract assets	18	6,216,650	4,278,798
Loans to customers	19	111,508,669	103,418,445
Deferred tax assets		6,773,586	6,621,613
Property and equipment		64,075	50,498
Intangible assets		956,077	947,241
Right-of-use assets		306,599	258,626
Goodwill		9,175,539	9,171,521
Other assets		831,626	1,014,816
Total assets		203,536,643	195,392,030
LIABILITIES			
Payable to platform investors		721,558	639,853
Borrowings	20	51,114,575	53,066,980
Customer deposits	21	3,933,750	5,405,481
Current income tax liabilities		782,352	333,887
Accounts and other payables and contract liabilities	22	7,492,550	6,950,808
Payable to investors of consolidated structured entities		42,795,624	31,153,210
Financing guarantee liabilities	23	4,217,979	5,655,678
Deferred tax liabilities		333,560	636,120
Lease liabilities		302,867	251,107
Convertible promissory notes payable		6,174,050	6,381,257
Financial assets sold under repurchase agreements	24	782,459	506,004
Other liabilities		1,287,562	1,311,578
Total liabilities		119,938,886	112,291,963
EQUITY			
Share capital		117	117
Share premium		27,027,846	27,027,931
Treasury shares		(5,642,768)	(5,642,768)
Other reserves		1,591,448	1,612,728
Retained earnings		58,796,059	58,028,824
Total equity attributable to owners of the Company		81,772,702	81,026,832
Non-controlling interests		1,825,055	2,073,235
Total equity		83,597,757	83,100,067
Total liabilities and equity		203,536,643	195,392,030

The accompanying notes are an integral part of the interim condensed consolidated financial information.

Interim Condensed Consolidated Statement of Changes in Equity

For the six months ended June 30, 2024

	Attributable to owners of the parent						Non-controlling interests	Total equity
	Share capital (Unaudited) RMB'000	Share premium (Unaudited) RMB'000	Treasury shares (Unaudited) RMB'000	Other reserves (Unaudited) RMB'000	Retained earnings (Unaudited) RMB'000	Total (Unaudited) RMB'000	(Unaudited) RMB'000	(Unaudited) RMB'000
As of January 1, 2024	75	32,142,233	(5,642,768)	1,769,185	62,666,679	90,935,404	1,558,255	92,493,659
Net loss for the period	-	-	-	-	(2,356,062)	(2,356,062)	58,588	(2,297,474)
Other comprehensive loss	-	-	-	(74,376)	-	(74,376)	(293)	(74,669)
Total comprehensive loss for the period	-	-	-	(74,376)	(2,356,062)	(2,430,438)	58,295	(2,372,143)
Transactions with owners								
Exercise of share-based payment	-	34,227	-	(32,269)	-	1,958	-	1,958
Dividend declared	-	(9,870,043)	-	501,433	-	(9,368,610)	-	(9,368,610)
Share-based payment	-	-	-	(6,016)	-	(6,016)	(90)	(6,106)
As of June 30, 2024 (Restated)	75	22,306,417	(5,642,768)	2,157,957	60,310,617	79,132,298	1,616,460	80,748,758

The accompanying notes are an integral part of the interim condensed consolidated financial information.

Interim Condensed Consolidated Statement of Changes in Equity (Continued)

For the six months ended June 30, 2025

	Attributable to owners of the parent						Non-controlling interests (Unaudited) RMB'000	Total equity (Unaudited) RMB'000
	Share capital (Unaudited) RMB'000	Share premium (Unaudited) RMB'000	Treasury shares (Unaudited) RMB'000	Other reserves (Unaudited) RMB'000	Retained earnings (Unaudited) RMB'000	Total (Unaudited) RMB'000		
As of January 1, 2025	117	27,027,846	(5,642,768)	1,591,448	58,796,059	81,772,702	1,825,055	83,597,757
Net loss for the period	-	-	-	-	(767,235)	(767,235)	248,260	(518,975)
Other comprehensive loss	-	-	-	21,749	-	21,749	(88)	21,661
Total comprehensive loss for the period	-	-	-	21,749	(767,235)	(745,486)	248,172	(497,314)
Transactions with owners								
Exercise of share-based payment	-	85	-	(85)	-	-	-	-
Long-term service plan	-	-	-	(639)	-	(639)	-	(639)
Share-based payment	-	-	-	255	-	255	8	263
As of June 30, 2025	117	27,027,931	(5,642,768)	1,612,728	58,028,824	81,026,832	2,073,235	83,100,067

The accompanying notes are an integral part of the interim condensed consolidated financial information.

Interim Condensed Consolidated Statement of Cash Flows

	For the six months ended June 30,	
	2024 (Unaudited) RMB'000 (Restated)	**2025** **(Unaudited)** **RMB'000**
Cash flows from operating activities		
Cash generated from operating activities	890,260	**6,467,621**
Income tax paid	(2,006,719)	**(1,058,492)**
Net cash generated from/(used in) operating activities	(1,116,459)	**5,409,129**
Cash flows from investing activities		
Proceeds from sale of investment assets	31,708,296	**26,258,042**
Proceeds from sale of property and equipment	4,134	**193**
Net cash used in acquisition of subsidiaries	(715,665)	**(3,250)**
Net cash inflow/(outflow) from disposal of subsidiaries	(641)	**466**
Interest received on investment assets	463,538	**727,108**
Payment for acquisition of investment assets	(24,279,473)	**(29,778,934)**
Payment for property and equipment and other long-term assets	(22,470)	**(13,703)**
Net cash generated from/(used in) investing activities	7,157,719	**(2,810,078)**
Cash flows from financing activities		
Proceeds from exercise of share-based payment	1,979	**129**
Proceeds from borrowings	5,896,718	**4,681,600**
Repayment of borrowings	(9,554,249)	**(5,443,836)**
Payment for lease liabilities	(162,779)	**(116,620)**
Payment for interest expenses	(376,398)	**(280,441)**
Net cash used in financing activities	(4,194,729)	**(1,159,168)**
Effect of exchange rate changes on cash and cash equivalents	85,317	**(17,695)**
Net increase in cash and cash equivalents	1,931,848	**1,422,188**
Add: Cash and cash equivalents at the beginning of the period	18,577,225	**11,798,435**
Cash and cash equivalents at the end of the period	20,509,073	**13,220,623**

The accompanying notes are an integral part of the interim condensed consolidated financial information.

Notes to the Interim Condensed Consolidated Financial Information

For the six-months ended June 30, 2025

1. General information

Lufax Holding Ltd (the "Company") was incorporated in the Cayman Islands on December 2, 2014 as an exempted company with limited liability under the Companies Law (Revised) of the Cayman Islands. The address of its registered office is maintained by Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The Company is an investment holding company and with its consolidated subsidiaries and consolidated structured entities that are controlled through contractual arrangements ("Consolidated Affiliated Entities", or "OPCO") (collectively referred to as the "Group") are principally engaged in core retail credit and enablement business to both borrowers and institutions in the People's Republic of China (the "PRC").

On October 30, 2020, the Company's American depositary shares ("ADSs") commenced trading on the New York Stock Exchange under the ticker symbol "LU". As of December 31, 2021, the Company had 1,203,505,757 ordinary shares issued and outstanding.

On April 14, 2023, the Company's ordinary shares commenced trading on the Hong Kong Stock Exchange in board lots of 100 shares by way of introduction.

On November 20, 2023, the Company announced its plans to change the ratio of its ADSs to its ordinary shares (the "ADS Ratio") from the current ADS Ratio of two ADSs to one ordinary share to a new ADS Ratio of one ADS to two ordinary shares. The change in the ADS Ratio became effective on December 15, 2023. For all the periods presented, basic and diluted earnings per ADS have been revised assuming the change of ADS Ratio from a ratio of two ADSs to one ordinary share to a new ratio of one ADS to two ordinary shares occurred at the beginning of the earliest period presented.

On March 21, 2024, the Board resolved to recommend the declaration and distribution of the Special Dividend out of the share premium account under the reserves of the Company in the amount of USD1.21 per Share or USD2.42 per ADS. The Special Dividend was payable in cash, with eligible holders of Shares given an option to elect to receive the Special Dividend wholly in the form of new Shares and eligible holders of ADSs given an option to elect to receive the Special Dividend wholly in the form of new ADSs ("Scrip Dividend Scheme"). The Special Dividend was approved at the Annual General Meeting on May 30, 2024.

Upon the completion of the election for scrip dividend under the Company's Scrip Dividend Scheme, the equity stake of Ping An Insurance (Group) Company of China, Ltd. ("Ping An Group") and its subsidiaries in the Company increased from 41.40% to 56.82% and hence, Ping An Group became the ultimate controlling shareholder of the Company as of July 30, 2024.

This interim condensed consolidated financial information is presented in RMB and all values are rounded to the nearest thousand (RMB'000) except when otherwise stated.

This interim condensed consolidated financial information was not audited.

The interim condensed consolidated financial information was approved and authorized for issue by the Board of Directors of the Company on April 30, 2026.

2. Basis of preparation

This interim condensed consolidated financial information for the six months ended June 30, 2025 has been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting" issued by the International Accounting Standards Board ("IASB").

The interim condensed consolidated financial information does not include all the information and disclosures required in the annual financial statements. Accordingly, this interim condensed consolidated financial information should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2024, which have been prepared in accordance with IFRS Accounting Standards as issued by the IASB.

3. Material accounting policies

The accounting policies used in the preparation of the interim condensed consolidated financial information are consistent with those used in the annual financial statements for the year ended December 31, 2024, except for the adoption of amended IFRS accounting standards as set out in note 3.2.

3.1 Restatement of previously issued consolidated financial statements

The Group has restated its consolidated statements of financial position as of December 31, 2022 and 2023, and the statements of comprehensive income, changes in equity, and cash flows for the years then ended, in its 2024 annual financial statements. The restatement adjustments also affected the Group's interim condensed consolidated statement of financial position as of June 30, 2024 and the related statements of comprehensive income, changes in equity, and cash flows for the six-month period then ended in its 2024 interim condensed consolidated financial information, which was originally published on August 21, 2024. The Group has accordingly presented these restated interim condensed financial information in this report.

The table below sets out the impact of the restatement on the interim condensed consolidated financial statements for the six months ended June 30, 2024. The nature of each adjustment item is consistent with that disclosed in the 2024 annual financial statements. Please refer to the 2024 annual financial statements that were issued on February 15, 2026 for additional information on the background of the adjustments.

3. Material accounting policies (Continued)

3.1 Restatement of previously issued consolidated financial statements (Continued)

| | Consolidated statement of comprehensive income for the six months ended June 30, 2024 | | | | | | | |
| | Adjustments by category | | | | | | | |
	As previously reported RMB'000	Adjustment 1 RMB'000	Adjustment 2 RMB'000	Adjustment 3 RMB'000	Adjustment 4 RMB'000	Adjustment 5 RMB'000	Adjustment 6 RMB'000	As restated RMB'000
Technology platform-based income	4,551,892	-	-	-	(5,136)	-	-	4,546,756
Net interest income	5,560,940	444,494	-	-	-	62,967	-	6,068,401
Guarantee income	1,775,400	-	-	-	-	-	-	1,775,400
Other income	636,783	-	-	-	136,716	-	-	773,499
Investment income	415,657	(733,807)	19,924	(28,253)	(712,396)	(86,269)	(4,182)	(1,129,326)
Share of net losses of investments accounted for using the equity method	(691)	-	-	-	-	-	-	(691)
Total income	12,939,981	(289,313)	19,924	(28,253)	(580,816)	(23,302)	(4,182)	12,034,039
Sales and marketing expenses	(2,889,635)	-	-	-	(8,542)	-	-	(2,898,177)
General and administrative expenses	(993,199)	(14,691)	-	-	(15,722)	(198)	-	(1,023,810)
Operation and servicing expenses	(2,654,672)	(39,901)	(19,924)	-	30,259	(14,687)	-	(2,698,925)
Technology and analytics expenses	(527,733)	-	-	-	(12,222)	-	-	(539,955)
Credit impairment losses	(5,421,572)	-	-	527	(1,147)	-	(3,413)	(5,425,605)
Finance costs	(71,405)	-	-	-	272	28,645	7,595	(34,893)
Other gain - net	(298,990)	-	-	-	(24)	-	-	(299,014)
Total expenses	(12,857,206)	(54,592)	(19,924)	527	(7,126)	13,760	4,182	(12,920,379)
Profit before income tax expenses	82,775	(343,905)	-	(27,726)	(587,942)	(9,542)	-	(886,340)
Less: Income tax expenses	(1,642,727)	85,976	-	-	143,232	2,385	-	(1,411,134)
Net loss for the period	(1,559,952)	(257,929)	-	(27,726)	(444,710)	(7,157)	-	(2,297,474)
Net profit attributable to:								
Owners of the Company	(1,662,535)	(257,929)	-	(27,726)	(400,715)	(7,157)	-	(2,356,062)
Non-controlling interests	102,583	-	-	-	(43,995)	-	-	58,588
	(1,559,952)	(257,929)	-	(27,726)	(444,710)	(7,157)	-	(2,297,474)
Loss per share (expressed in RMB per share)								
- Basic loss per share	(1.45)	(0.22)	-	(0.02)	(0.35)	(0.01)	-	(2.05)
- Diluted loss per share	(1.45)	(0.22)	-	(0.02)	(0.35)	(0.01)	-	(2.05)
- Basic loss per ADS	(2.90)	(0.44)	-	(0.04)	(0.70)	(0.02)	-	(4.10)
- Diluted loss per ADS	(2.90)	(0.44)	-	(0.04)	(0.70)	(0.02)	-	(4.10)

3. Material accounting policies (Continued)

3.1 Restatement of previously issued consolidated financial statements (Continued)

	Consolidated statement of cash flows for the six months ended June 30, 2024		
	As previously reported RMB'000	Total restatement impacts RMB'000	As restated RMB'000
Cash flows from operating activities			
Cash generated from operating activities	5,143,201	(4,252,941)	890,260
Income tax paid	(1,643,055)	(363,664)	(2,006,719)
Net cash generated from/(used in) operating activities	3,500,146	(4,616,605)	(1,116,459)
Cash flows from investing activities			
Proceeds from sale of investment assets	31,665,923	42,373	31,708,296
Proceeds from sale of property and equipment	3,553	581	4,134
Net cash used in acquisition of subsidiaries	(715,665)	–	(715,665)
Net cash inflow/(outflow) from disposal of subsidiaries	(641)	–	(641)
Interest received on investment assets	946,293	(482,755)	463,538
Payment for acquisition of investment assets	(29,356,007)	5,076,534	(24,279,473)
Payment for property and equipment and other long-term assets	(21,409)	(1,061)	(22,470)
Net cash generated from/(used in) investing activities	2,522,047	4,635,672	7,157,719
Cash flows from financing activities			
Proceeds from exercise of share-based payment	1,979	–	1,979
Proceeds from borrowings	5,896,718	–	5,896,718
Repayment of borrowings	(9,554,249)	–	(9,554,249)
Payment for lease liabilities	(157,111)	(5,668)	(162,779)
Payment for interest expenses	(376,398)	–	(376,398)
Net cash used in financing activities	(4,189,061)	(5,668)	(4,194,729)
Effect of exchange rate changes on cash and cash equivalents	85,317	–	85,317
Net increase in cash and cash equivalents	1,918,449	13,399	1,931,848
Add: Cash and cash equivalents at the beginning of the period	18,480,096	97,129	18,577,225
Cash and cash equivalents at the end of the period	20,398,545	110,528	20,509,073

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the six-months ended June 30, 2025

3. Material accounting policies (Continued)

3.2 New amendments adopted by the Group

The Group has adopted Lack of exchangeability - Amendments to IAS 21 for the first time for the current year's financial statements. As the currencies that the Group had transacted in and the functional currencies of overseas subsidiaries, joint ventures and associates for translation into the Group's presentation currency were exchangeable, the amendments did not have any impact on the Group's financial statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

3.3 New amendments that are relevant to the Group not yet adopted by the Group

		Effective for the annual periods beginning on or after
IFRS 18	*Presentation and Disclosure in Financial Statements*	January 1, 2027
IFRS 19 and its amendments	*Subsidiaries without Public Accountability: Disclosures*	January 1, 2027
Amendment to IFRS 9 and IFRS 7	*Classification and Measurement of Financial Instruments*	January 1, 2026
Amendments to IFRS 10 and IAS 28	*Sale or Contribution of Assets between an Investor and its Associate or Joint Venture*	To be determined
Amendments to IAS 21 Translation to a Hyperinflationary Presentation Currency	*Translation from a non-hyperinflationary functional currency into a hyperinflationary presentation currency*	January 1, 2027

The Group does not expect the adoption of these standards will have a material impact on the Group's operations or financial statements.

4. Critical accounting estimates and judgments

The preparation of the interim condensed consolidated financial information requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing the interim condensed consolidated financial information, the nature of significant judgments made by management in applying accounting policies and the key sources of estimation uncertainty were consistent with those described in the audited consolidated financial statements of the Company as of and for the year ended December 31, 2024.

Notes to the Interim Condensed Consolidated Financial Information (Continued)

5. Financial instruments and risks

The Group's activities expose it to a variety of market risks (comprising foreign currency risk and interest rate risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance. Risk management is carried out by the senior management of the Group.

The interim condensed consolidated financial information does not include all the information of financial risk management and disclosures required in the annual financial statements, and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2024.

There were no changes in any material risk management policies during the six months ended June 30, 2025.

5.1 Measurement of expected credit loss ("ECL")

There have been no material changes in the risk management policies since December 31, 2024.

The Group has developed macro-economic forward-looking adjustment model by establishing a pool of macro-economic indicators, preparing data, filtering model factors and adjusting forward-looking elements, and the indicators include gross domestic product ("GDP"), customer price index ("CPI"), broad measure of money supply ("M1") and other macro-economic variables. Through regression analysis, the relationship among these economic indicators in history with probability of default ("PD") is determined, and PD then determined through forecasting economic indicators. The forecasting methods and critical assumptions applied had no material changes during the six months ended June 30, 2025.

The Group regularly evaluates and forecasts these macro-economic indicators to provide best estimates for the future, and regularly evaluates the results. The Group combined statistical analysis results to determine the weights of different scenarios, and also considered the range of possible outcomes represented by each scenario to determine the final macro-economic assumptions and weights for measuring the relevant expected credit loss. Similar to other economic forecasts, the estimates of economic indicators have high inherent uncertainties, actual results may have significant differences with estimates. The Group considered the estimates above represented the optimal estimation of possible outcomes. The weighted credit loss above is calculated by multiplying the expected credit loss under each scenario by relative weightings.

The impact of these economic indicators on PD varies to different businesses. The Group comprehensively considers internal and external data, future forecasts and statistical analysis to determine the relationship between these economic indicators with PD. The Group evaluates and forecasts these economic indicators at least annually as of year end, and regularly evaluates the results based on changes in macro-economics.

5. Financial instruments and risks (Continued)

5.1 Measurement of expected credit loss ("ECL") (Continued)

Sensitivity analysis

Expected credit losses are sensitive to the parameters used in the model, such as forecast value of the macro-economic factors, stage designation results and other factors considered in the application of significant management judgment. Changes in these parameters, assumptions, models, and judgments will have an impact on the measurement of expected credit losses.

The following table shows the changes of ECL impairment provision on loans to customers and financing guarantee liabilities related to ECL assuming that the financial assets in stage 2 had been reclassified to stage 1 due to significant improvement in credit risk.

	As of	
	December 31, 2024 (Audited) RMB'000	June 30, 2025 (Unaudited) RMB'000
Total ECL and financing guarantee liabilities under assumption of reclassification of financial instruments from stage 2 to stage 1	11,255,841	**13,557,763**
Total ECL and financing guarantee liabilities related to ECL recognized in the consolidated statement of financial position	12,761,499	**15,496,994**
Difference amount	(1,505,658)	**(1,939,231)**
Difference ratio	-12%	**-13%**

5. Financial instruments and risks (Continued)

5.2 Fair value estimation

The Group's policies are consistent with those described in the consolidated financial statements for the year ended December 31, 2024 for determining and disclosing the fair value of financial instruments by valuation techniques. No significant changes were made to the fair value valuation techniques since December 31, 2024.

The following table sets forth the financial instruments recorded at fair value by level of the fair value hierarchy:

As of December 31, 2024	Level 1 (Audited) RMB'000	Level 2 (Audited) RMB'000	Level 3 (Audited) RMB'000	Total (Audited) RMB'000
Financial assets at fair value through other comprehensive income				
Certificates of deposits	669,670	–	–	669,670
Treasury bills	486,425	–	–	486,425
	1,156,095	–	–	1,156,095
Financial assets at fair value through profit or loss				
Trust plans	–	3,937,660	308,956	4,246,616
Private funds and other equity investments	–	–	598,366	598,366
Mutual funds	3,903,003	–	–	3,903,003
Debt securities	–	4,931,967	–	4,931,967
Wealth management products	–	1,628,417	–	1,628,417
Structured deposits	–	1,900,622	–	1,900,622
Other debt investments	–	30,706	3,116,117	3,146,823
	3,903,003	12,429,372	4,023,439	20,355,814
Total	5,059,098	12,429,372	4,023,439	21,511,909

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the six-months ended June 30, 2025

5. Financial instruments and risks (Continued)

5.2 Fair value estimation (Continued)

The following table sets forth the financial instruments recorded at fair value by level of the fair value hierarchy: (Continued)

As of June 30, 2025	Level 1 (Unaudited) RMB'000	Level 2 (Unaudited) RMB'000	Level 3 (Unaudited) RMB'000	Total (Unaudited) RMB'000
Financial assets at fair value through other comprehensive income				
Treasury bills	1,036,163	–	–	1,036,163
Certificates of deposits	770,193	–	–	770,193
Other debt securities	203,901	–	–	203,901
	2,010,257	–	–	2,010,257
Financial assets at fair value through profit or loss				
Debt securities	–	7,722,955	–	7,722,955
Wealth management products	–	5,924,226	–	5,924,226
Trust plans	–	3,977,146	327,533	4,304,679
Mutual funds	3,976,745	–	–	3,976,745
Structured deposits	–	1,332,634	–	1,332,634
Private funds and other equity investments	–	–	550,143	550,143
Other debt investments	–	–	4,025,683	4,025,683
	3,976,745	18,956,961	4,903,359	27,837,065
Derivative instruments				
Cross currency swap	–	(2,088)	–	(2,088)
	–	(2,088)	–	(2,088)
Total	5,987,002	18,954,873	4,903,359	29,845,234

5. Financial instruments and risks (Continued)

5.2 Fair value estimation (Continued)

The following table presents the changes in Level 3 instruments for the six months ended June 30, 2025:

	For the six months ended June 30, 2025 (Unaudited) RMB'000
As of January 1, 2025	**4,023,439**
Additions	615,594
Disposal	(658,574)
Gains or losses recognized in profit or loss	922,900
As of June 30, 2025	**4,903,359**

All unrealized gains or losses of Level 3 instruments for the period are recognized in Investment income/(loss).

Fair value measurements using significant unobservable input:

The level of fair value measurement is determined by the lowest level input with material significance in the overall calculation. As such, the significance of the input should be considered from an overall perspective in the estimation of fair value.

As of December 31, 2024 and June 30, 2025, the level 3 instruments were mainly other debt investments at fair value through profit or loss. As the other debt investments are not traded in an active market, their fair values have been determined using the discounted cash flow method whereby the discount rate adjustment technique is applied. The discount rate used to determine the present value was a rate that reflects current market assessments of the time value of money and the risks specific to the assets as of each reporting date. The determination of discount rate involved critical estimates and judgments by the management.

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the six-months ended June 30, 2025

5. Financial instruments and risks (Continued)

5.2 Fair value estimation (Continued)

Fair value measurements using significant unobservable input: (Continued)

As of June 30, 2025, the discount rates used to determine fair value of level 3 instruments ranged from 1.29% to 13.50% (December 31, 2024: 0.66% to 13.99%). The table below illustrates the carrying amount of the level 3 instruments with the fair value determined using the discounted cash flow method as well as the impact to profit/(loss) before income tax expense for the year ended December 31, 2024 and the six months ended June 30, 2025, if the risk-adjusted discount rate had increased/decreased by 100 basis points with all other variables held constant.

	As of	
	December 31, 2024	June 30, 2025
	(Audited)	(Unaudited)
	RMB'000	RMB'000
Discounted cash flow method	3,819,204	4,733,080
Expected changes in profit/(loss) before income tax		
+100 basis points	(113,936)	(93,263)
– 100 basis points	119,511	97,203

6. Technology platform-based income

	For the six months ended June 30,	
	2024	2025
	(Unaudited)	(Unaudited)
	RMB'000	RMB'000
	(Restated)	
Technology platform-based income		
Retail credit and enablement service fees (a)	4,506,407	2,846,013
Other technology platform-based income	40,349	40,535
	4,546,756	2,886,548

(a) Retail credit and enablement service fees

	For the six months ended June 30,	
	2024	2025
	(Unaudited)	(Unaudited)
	RMB'000	RMB'000
	(Restated)	
Loan enablement service fees	599,697	617,065
Post-origination service fees	3,896,624	2,228,787
Referral income from platform service	10,086	161
	4,506,407	2,846,013

7. Net interest income

	For the six months ended June 30,	
	2024 (Unaudited) RMB'000 (Restated)	2025 (Unaudited) RMB'000
Loans originated by consolidated trust plans		
Interest income	5,224,041	**3,900,889**
Interest expenses	(1,631,557)	**(961,821)**
Net interest income from loans originated by consolidated trust plans	3,592,484	**2,939,068**
Loans originated by financial institutions (a)		
Interest income	2,956,243	**4,074,163**
Interest expenses	(480,326)	**(608,554)**
Net interest income from financial institutions (a)	2,475,917	**3,465,609**
Total net interest income	6,068,401	**6,404,677**

(a) Financial institutions include Ping An Consumer Finance Co., Ltd., microloan lending companies subsidiaries of the Company and PAO Bank Limited ("PAObank").

8. Other income

	For the six months ended June 30,	
	2024 (Unaudited) RMB'000 (Restated)	2025 (Unaudited) RMB'000
Account management service fees	639,238	**584,900**
Others	134,261	**123,282**
	773,499	**708,182**

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the six-months ended June 30, 2025

9. Expenses by nature

	For the six months ended June 30,	
	2024 (Unaudited) RMB'000 (Restated)	2025 (Unaudited) RMB'000
Employee benefit expenses (Note 9.1)	4,018,472	3,327,706
Loan origination and servicing expenses	1,276,794	827,679
Outsourcing service expenses	460,317	414,402
Depreciation of right-of-use assets	156,641	106,483
Taxes and surcharges	112,107	131,139
Depreciation of property and equipment	56,066	27,845
Amortization of intangible assets	12,713	6,740
Others	1,067,757	746,818
Total sales and marketing expenses, general and administrative expenses, operation and servicing expenses, technology and analytics expenses	7,160,867	5,588,812

9.1 Employee benefit expenses

	For the six months ended June 30,	
	2024 (Unaudited) RMB'000 (Restated)	2025 (Unaudited) RMB'000
Wages, salaries and bonuses	2,753,202	2,257,184
Other social security costs, housing benefits and other employee benefits	842,222	682,657
Pension costs-defined contribution plans	430,653	387,606
Share-based payment	(7,605)	259
	4,018,472	3,327,706

10. Credit impairment losses

	For the six months ended June 30,	
	2024 (Unaudited) RMB'000 (Restated)	2025 (Unaudited) RMB'000
Loans to customers	3,186,060	4,051,437
Financing guarantee contracts	2,108,887	3,741,844
Financial assets at amortized cost	82,436	(778)
Accounts and other receivables and contract assets	49,725	64,145
Others	(1,503)	1,563
	5,425,605	7,858,211

11. Income tax expense

In December 2021, as part of its ongoing Base Erosion and Profit Shifting (BEPS) 2.0 Pillar Two initiative, the Organization for Economic Co-operation and Development (OECD) published Global Anti-Base Erosion (GloBE) Model Rules for a new global minimum tax regime. Subsequently, the OCED published various Administrative Guidance that provides further clarity on the Model Rules. In general, the global minimum tax regime is designed to achieve a minimum effective tax rate of 15% in each jurisdiction in which a multinational group subject to the regime operates. Globally, jurisdictions are in various stages of enacting the Pillar Two global minimum tax into local law.

IAS 12 *Income Taxes* provides mandatory temporary exception from recognizing and disclosing deferred tax assets and liabilities related to Pillar Two global minimum taxes. The Group has adopted and applied the temporary mandatory exception.

The Group operates in several jurisdictions, including: the Cayman Islands, the British Virgin Islands, Hong Kong, Indonesia, and the PRC. For the period from January 1, 2024 to July 29, 2024, the ultimate holding company of the Group was Lufax Holding Ltd, incorporated in the Cayman Islands. As mentioned in Note 2, as of July 30, 2024, the Company's ultimate holding company became Ping An Group, which was incorporated in the PRC.

As a subsidiary of Ping An Group, the Group is responsible for its share of Pillar Two global minimum taxes of Ping An Group for jurisdictions in which the Group operates. As of June 30, 2025, the Group has performed an assessment of the potential impact of the Pillar Two legislation, and does not expect a material exposure to Pillar Two income taxes. The Group continues to follow and evaluate the potential impact of the Pillar Two legislation on future financial performance.

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the six-months ended June 30, 2025

11. Income tax expense (Continued)

The following table sets forth the income tax expense/(credit) of the Group for the six months ended June 30, 2024 and 2025:

	For the six months ended June 30,	
	2024 (Unaudited) RMB'000 (Restated)	2025 (Unaudited) RMB'000
Current income tax expense	1,739,804	555,402
Deferred income tax expense/(credit)	(328,670)	454,533
	1,411,134	1,009,935

(a) Cayman Islands and BVI Income Tax

The Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands and is not subject to Cayman Islands income tax. The group entities established under the BVI Business Companies Acts are exempted from BVI income taxes.

(b) Hong Kong Income Tax

Under the current Hong Kong Inland Revenue Ordinance, the Group's subsidiaries incorporated in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. Additionally, according to the latest regulation, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

(c) Indonesia Income Tax

The Indonesia income tax rate is 22%. No Indonesia profits tax was provided for as there was no estimated assessable profit that was subject to Indonesia profits tax for the six months ended June 30, 2024 and 2025.

(d) PRC Corporate Income Tax

The income tax provision of the Group in respect of its operations in the PRC was generally calculated at the tax rate of 25% on the assessable profits for the six months ended June 30, 2024 and 2025, based on the existing legislation, interpretations and practices in respect thereof.

11. Income tax expense (continued)

(e) PRC Withholding Tax

According to the Corporate Income Tax Law, distribution of profits earned by the PRC companies since January 1, 2008 to foreign investors is subject to withholding tax of 5% or 10%, depending on the country of incorporation of the foreign investor, upon the distribution of profits to overseas-incorporated immediate holding companies. As of June 30, 2025, due to the ongoing funding needs of the Company and its overseas subsidiaries and the requirement to reduce the size of cross border lending of funds, the Company has to adjust its funding plans accordingly. As a result, domestic subsidiaries of the Group are expected to make significant dividend distributions of their historical retained earnings to overseas subsidiaries of the Company in order to satisfy the funding needs of the Company and its overseas subsidiaries. Consequently, the Group recognized a deferred tax liability in respect of the withholding tax on future dividends.

(f) Due to the change in business strategy, deferred tax assets in relation to certain subsidiaries of the Group have not been recognized as it is not probable that future taxable profits of these subsidiaries will be available in order to utilize the tax benefits from the deductible temporary differences.

(g) Expenses and losses not deductible for tax purposes mainly related to business entertainment expenses and advertising expenses exceeding certain threshold, as well as share-based compensation expenses, which are not tax deductible according to the relevant tax regulations.

12. Loss per share

(a) Basic loss per share is calculated by dividing the loss attributable to owners of the Group by the weighted average number of ordinary shares in issue during the periods excluding ordinary shares purchased by the Group. One ADS represents two ordinary shares of the Group.

	For the six months ended June 30,	
	2024 (Unaudited) RMB'000 (Restated)	2025 (Unaudited) RMB'000
Loss attributable to owners of the Group	(2,356,062)	(767,235)
Weighted average number of ordinary shares in issue (in '000)	1,146,657	1,733,378
Basic loss per share (in RMB)	(2.05)	(0.44)
Basic loss per ADS (in RMB)	(4.10)	(0.88)

12. Loss per share (Continued)

(b) Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. For the six months ended June 30, 2024 and 2025, the Group had four categories of potential dilutive ordinary shares: convertible promissory note, scrip dividend options, share options and performance share units.

For the six months ended June 30, 2024, potential ordinary shares issuable upon conversion of convertible promissory note, scrip dividend options, share options and performance share units were not included in the calculation of diluted earnings per share, as the effect would have been anti-dilutive.

For the six months ended June 30, 2025, potential ordinary shares issuable upon conversion of convertible promissory note, share options and performance share units were not included in the calculation of diluted loss per share, as the effect would have been anti-dilutive.

	For the six months ended June 30,	
	2024 (Unaudited) RMB'000 (Restated)	**2025** **(Unaudited)** **RMB'000**
Loss		
Loss attributable to owners of the Company	(2,356,062)	**(767,235)**
Net loss used to determine diluted earnings per share	(2,356,062)	**(767,235)**
Weighted average number of ordinary shares		
Weighted average number of ordinary shares in issue (in '000)	1,146,657	**1,733,378**
Diluted loss per share (in RMB)	(2.05)	**(0.44)**
Diluted loss per ADS (in RMB)	(4.10)	**(0.88)**

13. Cash at bank and restricted cash

Cash at bank	As of December 31, 2024 (Audited) RMB'000	As of June 30, 2025 (Unaudited) RMB'000
Bank deposits	29,704,108	27,479,762
Balances with central banks	199,738	410,978
	29,903,846	27,890,740

	As of December 31, 2024 (Audited) RMB'000	As of June 30, 2025 (Unaudited) RMB'000
Demand deposits		
RMB	9,198,107	11,135,047
USD	107,353	245,676
HKD	232,442	501,928
IDR	39,309	100,209
	9,577,211	11,982,860
Time deposits		
RMB	19,695,362	15,729,813
USD	66,962	37,967
IDR	64,870	–
HKD	502,569	142,489
	20,329,763	15,910,269
Less: Provision for impairment losses	(3,128)	(2,389)
	29,903,846	27,890,740

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the six-months ended June 30, 2025

13. Cash at bank and restricted cash (Continued)

Restricted cash	As of December 31, 2024 (Audited) RMB'000	As of June 30, 2025 (Unaudited) RMB'000
Cash from consolidated structured entities (a)	11,992,759	6,678,784
Deposits for borrowings (b)	–	1,100,000
Deposits held on behalf of platform investors (c)	757,039	643,583
Others (d)	1,382,236	1,386,828
	14,132,034	9,809,195

(a) Cash from consolidated structured entities represents cash held by the Group's consolidated structured entities either in core retail credit and enablement services or from investment products managed by third-party financial institutions where the Group is the sole investor.

(b) Deposits for borrowings are pledges for secured borrowings.

(c) As of December 31, 2024 and June 30, 2025, deposits held on behalf of platform investors represents funds received from platform investors whose withdrawals is in process according to the settlement schedule.

(d) Others mainly comprise unsettled service fees with cooperative banks.

14. Financial assets held under resale agreements

	As of December 31, 2024 (Audited) RMB'000	As of June 30, 2025 (Unaudited) RMB'000
Unlisted debt securities	407,001	1,708,985
Listed debt securities	250,000	373,788
Interest receivable	32	442
	657,033	2,083,215

As of December 31, 2024 and June 30, 2025, the past due principal amount of financial assets held under resale agreements was nil.

15. Financial assets at fair value through profit or loss

	As of	
	December 31, 2024 (Audited) RMB'000	June 30, 2025 (Unaudited) RMB'000
Unlisted securities		
Debt securities (b)	4,927,679	**7,712,983**
Wealth management products	1,628,417	**5,924,226**
Trust plans	4,246,616	**4,304,679**
Mutual funds	3,903,003	**3,976,745**
Structured deposits	1,900,622	**1,332,634**
Private funds and other equity investments (a)	598,366	**550,143**
Other debt investments (a)	3,146,823	**4,025,683**
	20,351,526	**27,827,093**
Listed securities		
Debt securities (b)	4,288	**9,972**
	20,355,814	**27,837,065**

(a) As of December 31, 2024 and June 30, 2025, the principal amount of financial assets at fair value through profit or loss amounting to RMB7,381 million and RMB7,485 million were past due, with carrying amounts of RMB3,176 million and RMB3,313 million, respectively.

(b) As of December 31, 2024 and June 30, 2025, the carrying amount of debt securities pledged as collateral for financial assets sold under agreements to repurchase resulted from repurchase transactions entered into by the Group in the inter-bank market amounted to RMB225 million and RMB166 million, respectively. The collaterals are restricted from trading during the period of the repurchase transactions.

As of December 31, 2024 and June 30, 2025, the carrying amount of debt securities pledged by the Group in the stock exchange collateral pool amounted to RMB1,179 million and RMB916 million, respectively. The collaterals are restricted from trading during the period of the repurchase transactions.

For bond repurchase transactions through stock exchange, the Group is required to deposit certain exchange traded bonds and/or bonds transferred under pledged repurchase transactions with fair value converted at a standard rate pursuant to stock exchange's regulation no less than the balance of related repurchase transactions into a collateral pool.

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the six-months ended June 30, 2025

16. Financial assets at fair value through other comprehensive income

	As of	
	December 31, 2024 (Audited) RMB'000	June 30, 2025 (Unaudited) RMB'000
Treasury bills	486,425	1,036,163
Certificates of deposits	669,670	770,193
Other debt securities	–	203,901
	1,156,095	2,010,257

As of December 31, 2024 and June 30, 2025, the past due principal amounts of financial assets at fair value through other comprehensive income were nil.

17. Financial assets at amortized cost

	As of	
	December 31, 2024 (Audited) RMB'000	June 30, 2025 (Unaudited) RMB'000
Unlisted debt investments	2,842,631	1,344,213
Interest receivable	33,733	32,373
	2,876,364	1,376,586
Less: Provision for impairment losses	(1,377,364)	(1,376,586)
	1,499,000	–
Expected credit loss rate	47.89%	100.00%

17. Financial assets at amortized cost (Continued)

(a) The following table sets forth the movements of gross carrying amount of financial assets at amortized cost for the six months ended June 30, 2025:

	For the six months ended June 30, 2025			
	(Unaudited) RMB'000 Stage 1	(Unaudited) RMB'000 Stage 2	(Unaudited) RMB'000 Stage 3	(Unaudited) RMB'000 Total
As of January 1, 2025	1,499,778	–	1,376,586	2,876,364
Financial assets derecognized and other adjustments in the current period (including repayments of financial assets)	(1,499,778)	–	–	(1,499,778)
As of June 30, 2025	–	–	1,376,586	1,376,586

(b) The following table sets forth the movements of ECL allowance for the six months ended June 30, 2025:

	For the six months ended June 30, 2025			
	(Unaudited) RMB'000 Stage 1	(Unaudited) RMB'000 Stage 2	(Unaudited) RMB'000 Stage 3	(Unaudited) RMB'000 Total
As of January 1, 2025	778	–	1,376,586	1,377,364
Financial assets derecognized and other adjustments in the current period (including repayments of financial assets)	(778)	–	–	(778)
As of June 30, 2025	–	–	1,376,586	1,376,586

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the six-months ended June 30, 2025

18. Accounts and other receivables and contract assets

	As of December 31, 2024 (Audited) RMB'000	As of June 30, 2025 (Unaudited) RMB'000
Contract acquisition cost (c)	1,518,642	1,274,382
Receivables and contract assets from core retail credit and enablement service	1,354,390	1,063,658
Trust statutory deposits (b)	445,709	472,225
Receivables from external payment service providers (a)	1,861,227	448,560
Receivables from guarantee arrangements	308,223	341,831
Other deposits	296,825	273,659
Receivables from account management service	170,645	191,191
Recovery receivables	36,814	95,342
Receivables from ADS income	57,791	59,254
Receivables from other technology platform-based service	71,005	50,949
Receivables from referral arrangements	6,005	3,168
Others	220,551	146,100
Less: Provision for impairment losses (d)	(131,177)	(141,521)
	6,216,650	4,278,798

18. Accounts and other receivables and contract assets (Continued)

(a) The Group maintains accounts with external online payment service providers to transfer deposits of platform investors, collect principal and interest from borrowers and dispatch loan proceeds to borrowers. The Group recorded the related amounts as receivables from external payment service providers.

(b) The balances represent cash deposited in China Trust Protection Fund Co., Ltd. as required by trust regulations.

(c) As of June 30, 2025 and December 31, 2024, the remaining amount of consideration the Group expected to receive is higher than the carrying amount of contract acquisition cost. As such, no loss allowance was recorded against contract acquisition cost.

(d) The following table sets forth the movements in the provision for impairment losses:

	For the six months ended June 30, 2025 (Unaudited) RMB'000
At the beginning of the period	131,177
Impairment losses recognized in the consolidated statement of comprehensive income	64,145
Write-offs	(110,651)
Recovery of receivables written off previously	56,850
At the end of the period	**141,521**

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the six-months ended June 30, 2025

18. Accounts and other receivables and contract assets (Continued)

(e) The loss allowance as of June 30, 2025 was mainly determined against receivables from core retail credit and enablement service, other technology platform-based service and referral and guarantee arrangements, as follows:

| | As of December 31, 2024 | | | |
	Current (Audited) RMB'000	1-90 days past due (Audited) RMB'000	Over 90 days past due (Audited) RMB'000	Total (Audited) RMB'000
Receivables from core retail credit and enablement service	1,284,919	29,109	40,362	1,354,390
Receivables from other technology platform-based service	71,005	–	–	71,005
Receivables from referral arrangements	6,005	–	–	6,005
Receivables from guarantee arrangements	269,277	18,862	20,084	308,223
Loss allowance	(30,251)	(41,455)	(59,471)	(131,177)

| | As of June 30, 2025 | | | |
	Current (Unaudited) RMB'000	1-90 days past due (Unaudited) RMB'000	Over 90 days past due (Unaudited) RMB'000	Total (Unaudited) RMB'000
Receivables from core retail credit and enablement service	999,426	31,046	33,186	1,063,658
Receivables from other technology platform-based service	50,949	–	–	50,949
Receivables from referral arrangements	3,168	–	–	3,168
Receivables from guarantee arrangements	280,996	35,439	25,396	341,831
Loss allowance	(28,110)	(56,352)	(57,059)	(141,521)

19. Loans to customers

	As of December 31, 2024 (Audited) RMB'000	June 30, 2025 (Unaudited) RMB'000
Loans originated by consolidated trust plans	61,447,339	46,899,045
Loans originated by financial institutions	57,507,164	65,326,647
	118,954,503	112,225,692
Interest receivable	1,097,686	1,034,069
Less: Provision for impairment losses	(8,543,520)	(9,841,316)
Stage 1	(5,740,230)	(6,306,559)
Stage 2	(1,084,589)	(1,316,548)
Stage 3	(1,718,701)	(2,218,209)
	111,508,669	103,418,445
Expected credit loss rate	7.12%	8.69%

(a) As of December 31, 2024 and June 30, 2025, loans amounting to RMB23,462 million and RMB17,873 million were covered by credit enhancement provided by credit enhancement providers, respectively. Of these amounts, loans amounting to RMB12,852 million and RMB4,936 million as of December 31, 2024 and June 30, 2025, respectively, were covered by credit insurance provided by a subsidiary of Ping An Group. Credit enhancement providers independently underwrite the borrowers and enter into the credit enhancement agreements either in the form of credit insurance or financing guarantees directly with the borrowers.

(b) For the six months ended June 30, 2025, the amounts of concession provided to customers were not material.

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the six-months ended June 30, 2025

19. Loans to customers (Continued)

(c) The following table sets forth the movement of gross carrying amount of loans to customers for the six months ended June 30, 2025:

	For the six months ended June 30, 2025			
	(Unaudited) RMB'000 Stage 1	(Unaudited) RMB'000 Stage 2	(Unaudited) RMB'000 Stage 3	(Unaudited) RMB'000 Total
As of January 1, 2025	116,165,300	1,749,776	2,137,113	120,052,189
New loans originated	77,108,063	–	–	77,108,063
Transfers				
– From stage 1 to stage 2	(5,821,406)	5,821,406	–	–
– From stage 2 to stage 1	212,564	(212,564)	–	–
– From stage 2 to stage 3	–	(3,661,364)	3,661,364	–
– From stage 3 to stage 2	–	3,156	(3,156)	–
Loans derecognized and other adjustments in the current period (including repayments of loans)	(78,983,640)	(1,927,708)	(8,209)	(80,919,557)
Write-offs	–	–	(2,980,934)	(2,980,934)
As of June 30, 2025	108,680,881	1,772,702	2,806,178	113,259,761

(d) The following table sets forth the movement of ECL allowance for the six months ended June 30, 2025:

	For the six months ended June 30, 2025			
	(Unaudited) RMB'000 Stage 1	(Unaudited) RMB'000 Stage 2	(Unaudited) RMB'000 Stage 3	(Unaudited) RMB'000 Total
As of January 1, 2025	5,740,230	1,084,589	1,718,701	8,543,520
New loans originated	1,726,574	–	–	1,726,574
Transfers				
– From stage 1 to stage 2	(2,817,086)	2,817,086	–	–
– From stage 2 to stage 1	122,260	(122,260)	–	–
– From stage 2 to stage 3	–	(3,069,835)	3,069,835	–
– From stage 3 to stage 2	–	2,260	(2,260)	–
Loans derecognized and other adjustments in the current period (including repayments of loans)	(2,063,486)	(748,848)	(125,939)	(2,938,273)
Remeasurements	3,598,067	1,353,556	311,513	5,263,136
Write-offs	–	–	(2,980,934)	(2,980,934)
Recovery of loans written off previously	–	–	227,293	227,293
As of June 30, 2025	6,306,559	1,316,548	2,218,209	9,841,316

(e) As of December 31, 2024 and June 30, 2025, the proportion of loans and advances issued by the Group to customers conducted in the Chinese Mainland was 97% and 97%, respectively.

20. Borrowings

	As of December 31, 2024 (Audited) RMB'000	As of June 30, 2025 (Unaudited) RMB'000
Secured		
– Bank borrowings (a)	–	488,000
Unsecured		
– Bank borrowings (b)	50,726,390	52,202,629
	50,726,390	52,690,629
Interest payable	388,185	376,351
Total borrowings	51,114,575	53,066,980

(a) As of June 30, 2025, outstanding bank borrowings were secured by pledged deposits, amounting to RMB488 million. The term of the borrowings is twelve months, which interest rate is 2.30% per annum.

(b) The following table sets forth the range of interest rates of borrowings as of December 31, 2024 and June 30, 2025:

	As of December 31, 2024 (Audited) RMB'000	As of June 30, 2025 (Unaudited) RMB'000
Bank borrowings – fixed rate	2.24%-4.20%	1.95%-4.20%
Bank borrowings – floating rate	3.78%-7.23%	3.08%-6.39%

21. Customer deposits

	As of December 31, 2024 (Audited) RMB'000	As of June 30, 2025 (Unaudited) RMB'000
Current and savings deposits	576,181	851,746
Fixed deposits	3,357,569	4,553,735
	3,933,750	5,405,481

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the six-months ended June 30, 2025

22. Accounts and other payables and contract liabilities

	As of	
	December 31, 2024 (Audited) RMB'000	June 30, 2025 (Unaudited) RMB'000
Employee benefits payable	3,471,014	2,786,048
Contract liabilities from retail credit and enablement service	827,975	606,634
Tax payable	359,869	507,314
Payable to cooperation banks (a)	831,719	801,639
Other deposits payable	262,280	445,666
Payable to external suppliers (c)	48,074	79,740
Trust management fee payable (c)	52,352	19,520
Payable for purchased assets	1,319,032	1,319,032
Others (b)	320,235	385,215
	7,492,550	6,950,808

(a) Payable to cooperative banks is related to deposit received from bank customers.

(b) Others comprise miscellaneous items including advances from customers and others with immaterial individual balances.

(c) As of December 31, 2024 and June 30, 2025, the aging of the payable to external suppliers and trust management fee payable were all within 1 year.

23. Financing guarantee liabilities

(a) The following table sets forth the movements of gross carrying amount of financing guarantee contracts for the six months ended June 30, 2025:

	For the six months ended June 30, 2025			
	(Unaudited) RMB'000 Stage 1	(Unaudited) RMB'000 Stage 2	(Unaudited) RMB'000 Stage 3	(Unaudited) RMB'000 Total
As of January 1, 2025	67,368,608	648,415	–	68,017,023
New guarantee contracts originated	29,720,748	–	–	29,720,748
Transfers				
– From stage 1 to stage 2	(2,904,538)	2,904,538	–	–
– From stage 2 to stage 1	188,577	(188,577)	–	–
Guarantee liabilities derecognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(26,188,638)	(2,446,308)	–	(28,634,946)
As of June 30, 2025	68,184,757	918,068	–	69,102,825

(b) The following table sets forth the movements of ECL allowance for financing guarantee contracts for the six months ended June 30, 2025:

	For the six months ended June 30, 2025			
	(Unaudited) RMB'000 Stage 1	(Unaudited) RMB'000 Stage 2	(Unaudited) RMB'000 Stage 3	(Unaudited) RMB'000 Total
As of January 1, 2025	3,623,763	594,216	–	4,217,979
New guarantee contracts originated	774,000	–	–	774,000
Transfers				
– From stage 1 to stage 2	(2,437,377)	2,437,377	–	–
– From stage 2 to stage 1	172,782	(172,782)	–	–
Guarantee liabilities derecognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(1,397,219)	(2,231,344)	–	(3,628,563)
Remeasurements	4,083,170	209,092	–	4,292,262
As of June 30, 2025	4,819,119	836,559	–	5,655,678

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the six-months ended June 30, 2025

24. Related parties and related party transactions

In addition to the previous notes, the following significant transactions were carried out between the Group and its related parties during the six months ended June 30, 2024 and 2025.

(a) Name and relationship with a related party

The following table sets forth the major related party which has major transactions with the Group during the six months ended June 30, 2024 and 2025:

	Name of related party	Relationship with the Company
Before July 30, 2024	Ping An Insurance (Group) Company of China, Ltd.	Significant influence on the Company and its subsidiaries
From July 30, 2024	Ping An Insurance (Group) Company of China, Ltd.	Ultimate controlling shareholder of the Company and its subsidiaries

24.1 Significant transactions with related parties

The following are the significant related party transactions and balances during the period and as of the period end:

	For the six months ended June 30,	
	2024 (Unaudited) RMB'000 (Restated)	2025 (Unaudited) RMB'000
Technology platform-based income	52,681	37,049
Other income	681,127	570,672
Investment income	34,625	10,813
Interest income	151,396	110,008
Interest expenses	7,529	10,375
Sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses	725,114	679,562
Other gain – net	1,923	304

Technology platform-based income

Ping An Group's subsidiaries offer financial products available on the Group's technology platform. Fees are collected and recognized from Ping An Group's subsidiaries upon successful facilitation.

24. Related parties and related party transactions (Continued)

24.1 Significant transactions with related parties (Continued)

Other income

Other income mainly comprises income from the account management services provided by the Group to Ping An Group's subsidiaries. The Group generally receives the service fees monthly primarily based on the performance of the underlying loans managed by the Group for Ping An Group's subsidiaries.

Investment income

Investment income mainly consists of investment return received by the Group on investment products issued or managed by Ping An Group's subsidiaries.

Interest income

Ping An Group's subsidiaries provide deposit services to the Group. Interest income mainly consists of the interest received from Ping An Group's subsidiaries for the deposits, and is calculated based on the effective interest rates on the outstanding balances.

Interest expenses

Interest expenses, recognized in net interest income and finance cost, mainly consist of interest paid for borrowings from Ping An Group's subsidiaries. These borrowings were used to provide funding for on-balance sheet loans under the Group's retail credit and enablement business. Interest expenses are calculated based on the effective interest rates and the carrying amount of such borrowings.

Sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses

Ping An Group and its subsidiaries provides a wide spectrum of services to the Group, including but not limited to: (1) accounting processing and data communication services; (2) transaction settlement and custodian services; (3) office premise rental services; (4) technology support; and (5) human resources support. The Group, in return, pays service fees to Ping An Group and its subsidiaries. The precise scope of services, service fees calculation, method of payment and other details of the service arrangements are agreed between the relevant parties separately.

The service fees paid by the Group to Ping An Group's subsidiaries are determined through a bidding procedure according to the internal policies and procedures of the Group. If no tendering and bidding process is required under the Group's internal policies, they are determined through mutual negotiations between the two parties based on historical fees of such services and comparable market rates.

24. Related parties and related party transactions (Continued)

24.1 Significant transactions with related parties (Continued)

Other loss – net

Other loss – net mainly consist of foreign exchange losses due to the foreign exchange swaps provided by Ping An Group's subsidiaries.

Cash

A portion of cash on demand and term deposits is held with Ping An Group's subsidiaries, including some of those deposits being in foreign currencies.

Leases

Part of the right-of-use assets and lease liabilities are rented from Ping An Group's subsidiaries, and are used as workplace.

Convertible promissory notes payable

Ping An Group's subsidiaries also held a convertible promissory note issued by the Company.

Purchase of financial assets

The Group purchased certain assets management plans, trust plans, mutual funds, private fund and other equity investments, wealth management products and corporate bonds managed and/or issued by Ping An Group's subsidiaries.

Other transactions

The Group acquired non-performing assets from subsidiaries of Ping An Group through 11 trust plans managed by a third-party trust company, with a consideration of RMB757 million for the six months ended June 30, 2024. The Group recognized losses of RMB579 million and RMB126 million for the six months ended June 30, 2024 and 2025, respectively, for the total non-performing assets acquired from subsidiaries of Ping An Group through 11 trust plans.

On April 23, 2025, the Group entered into a loss sharing agreement with Shanghai Lufax Fund Sales Co., Ltd. ("Lufunds") regarding the historical acquisition of non-performing assets amounting to RMB1,372 million. Pursuant to the agreement, Lufunds bears 70% of the associated losses. A gain and an asset amounting to RMB784 million in respect of the fair value of the agreement were recognized for the six months ended June 30, 2025.

24. Related parties and related party transactions (Continued)

24.2 Balances with related parties

	As of	
	December 31, 2024 (Audited) RMB'000	June 30, 2025 (Unaudited) RMB'000
Cash	10,621,118	9,039,240
Restricted cash	5,647,728	3,874,267
Accounts and other receivables and contract assets	2,189,140	700,611
Accounts and other payables and contract liabilities and other liabilities	1,464,914	1,622,980
Financial assets at amortized cost	1,500,582	–
Borrowings	818,986	1,503,238
Payable to platform investors, accounts and other payables and contract liabilities and other liabilities (i) (ii)	3,910	3,910

(i)   The balances with related parties were unsecured, interest-free and repayable on demand.

(ii) These balances with related parties were mainly for treasury management purposes which are collectable or repayable on demand or within one year.

25. Contingent liability

Owing to the nature of the Group's related business, the Group is involved in contingencies and legal proceedings in the ordinary course of business, including, but not limited to, being the plaintiff or the defendant in litigations and arbitrations. The Group may also be subject to class actions, regulatory and government investigations, including but not limited to compliance with anti-corruption and anti-bribery laws, trade sanctions laws and export control laws. Such matters could be developed into legal proceedings or enforcement actions, in which remedies could include fines, penalties, restitution or alterations in the Group's business practices, and could result in additional expenses, limitations on certain business activities and reputational damage.

Many of these matters are also highly complex. It is therefore inherently difficult to predict the magnitude or scope of potential future losses arising from these matters. No provision has been made for pending assessments, litigation, potential contractual breaches, regulatory and government investigations and actions where the outcome cannot be reasonably estimated or where management considers the likelihood of loss to be low or remote. With respect to pending litigation, management believes that any resulting liabilities would not have a material adverse effect on the financial position or operating results of the Group or any of its subsidiaries.

26. Segment report

The Group's acquisition of PAObank was completed and the PAObank became a wholly-owned subsidiary of the Group in 2024. Based on the assessment of reportable segments under IFRS 8, the Group determined that only one operating segment needs to be reported as none of the operating segments, other than the lending-related business, meets the quantitative thresholds in terms of revenue, profit or loss, and assets for the year ended 31 December 2024.

As digital banking business meets the quantitative threshold in terms of profit or loss for the six months ended June 30, 2025, segment information is reported as follows:

lending-related business	–	Retail credit and enablement, consumer finance loan
Digital banking business	–	Retail banking and SME banking

The principal executive officer is the Chief Operating Decision Maker (CODM) and monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit or loss and is measured consistently with profit or loss in the consolidated financial statements. However, withholding taxes are managed on a group basis and are not allocated to operating segments.

26. Segment report (Continued)

No revenue from transactions with a single external customer or counterparty amounted to 10% or more of the Group's total revenue for the six months ended June 30, 2024 and 2025.

For the six months ended June 30, 2024	lending-related business (Unaudited) RMB'000	Digital banking business (Unaudited) RMB'000	Others and eliminations (Unaudited) RMB'000	Consolidated (Unaudited) RMB'000
Service income	7,105,951	23	(10,319)	7,095,655
External customers	7,104,294	23	(8,662)	7,095,655
Inter-segment	1,657	–	(1,657)	–
Net interest income	6,053,358	16,671	(1,628)	6,068,401
Investment income/(losses)	(1,055,237)	17,065	(91,154)	(1,129,326)
Share of net losses of investments accounted for using the equity method	(691)	–	–	(691)
Total income	12,103,381	33,759	(103,101)	12,034,039
Sales and marketing expenses	(2,798,335)	(11,978)	–	(2,810,313)
General and administrative expenses	(888,597)	(10,651)	(63,354)	(962,602)
Operation and servicing expenses	(2,633,610)	(21,561)	352	(2,654,819)
Technology and analytics expenses	(501,504)	(15,515)	9,871	(507,148)
Credit impairment losses	(5,412,036)	(12,772)	(797)	(5,425,605)
Depreciation and amortization	(215,167)	(9,819)	(999)	(225,985)
Others	46,806	(1,521)	(379,192)	(333,907)
Total expenses	(12,402,443)	(83,817)	(434,119)	(12,920,379)
Segment profit/(loss) before taxation	(299,062)	(50,058)	537,220	(886,340)
Income tax expense	(360,732)	–	(1,050,402)	(1,411,134)
Segment profit	(659,794)	(50,058)	(1,587,622)	(2,297,474)

As of December 31, 2024	lending-related business (Audited) RMB'000	Digital banking business (Audited) RMB'000	Others and eliminations (Audited) RMB'000	Consolidated (Audited) RMB'000
Total assets	199,001,686	4,884,657	(349,700)	203,536,643
Total liabilities	115,102,461	4,124,629	711,796	119,938,886

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the six-months ended June 30, 2025

26. Segment report (Continued)

For the six months ended June 30, 2025	lending-related business (Unaudited) RMB'000	Digital banking business (Unaudited) RMB'000	Others and eliminations (Unaudited) RMB'000	Consolidated (Unaudited) RMB'000
Service income	6,418,533	744	(8,577)	6,410,700
External customers	6,411,061	744	(1,105)	6,410,700
Inter-segment	7,472	–	(7,472)	–
Net interest income	6,355,888	48,586	203	6,404,677
Investment income/(losses)	1,283,450	24,915	(39,493)	1,268,872
Total income	**14,057,871**	**74,245**	**(47,867)**	**14,084,249**
Sales and marketing expenses	(1,982,983)	(32,891)	4,796	(2,011,078)
General and administrative expenses	(781,554)	(26,027)	(147,627)	(955,208)
Operation and servicing expenses	(1,976,852)	(50,218)	1,340	(2,025,730)
Technology and analytics expenses	(430,485)	(37,230)	7,085	(460,630)
Credit impairment losses	(7,828,945)	(29,937)	671	(7,858,211)
Depreciation and amortization	(127,225)	(6,927)	(2,014)	(136,166)
Others	133,178	10,840	(290,284)	(146,266)
Total expenses	**(12,994,866)**	**(172,390)**	**(426,033)**	**(13,593,289)**
Segment profit/(loss) before taxation	**1,063,005**	**(98,145)**	**(473,900)**	**490,960**
Income tax expense	(378,248)	–	(631,687)	(1,009,935)
Segment profit	**684,757**	**(98,145)**	**(1,105,587)**	**(518,975)**

As of June 30, 2025	lending-related business (Unaudited) RMB'000	Digital banking business (Unaudited) RMB'000	Others and eliminations (Unaudited) RMB'000	Consolidated (Unaudited) RMB'000
Total assets	**190,945,268**	**6,148,021**	**(1,701,259)**	**195,392,030**
Total liabilities	**107,294,080**	**5,494,661**	**(496,778)**	**112,291,963**

27. Subsequent events

27.1 In March 2026, a putative federal securities class action was filed against the Company and certain of the Company's former principal officers (collectively, the "Defendants"), alleging that the Defendants made materially false and misleading statements or omissions, regarding the Company's internal controls and financial results in violation of the Securities Exchange Act of 1934. As this action remains in its preliminary stage, management is unable to estimate the possible outcome, or possible loss or possible range of loss, if any, associated with the resolution of this case.

27.2 Following the acquisition of PAObank, the Group have completed multiple capital injections of HKD200 million in July 2025 and HKD500 million in December 2025, respectively. PAO Bank Limited was renamed as Ping An Digital Bank (International) Limited in March 2026.

27.3 In July 2025, Heilongjiang Jinlianyuntong Microfinance Limited completed a capital increase of RMB5 billion. The registered capital of the Company was increased from RMB5 billion to RMB10 billion. The entire capital increase was fully subscribed and contributed by the respective shareholders in cash, of which Ping An Rongyi (Heilongjiang) Information Service Limited contributed RMB2 billion, Weikun (Shanghai) Technology Service Limited contributed RMB1 billion, Jinjiong (Shenzhen) Technology Service Company Ltd contributed RMB1 billion, and Harmonious Splendor Limited contributed RMB1 billion.

27.4 In October 2025, PT Pingan Puhui Indonesia carried out a capital reduction of IDR176 billion. Following the completion of the capital reduction, the company's registered capital was adjusted from IDR320 billion to IDR144 billion. Pursuant to the capital reduction arrangement, a total share capital repayment of IDR175 billion was distributed to Harmonious Splendor Limited (HK), and a share capital repayment of IDR0.72 billion was distributed to Gem Alliance Limited.

Definitions

"2014 Share Incentive Plan"	the Phase I share incentive plan of the Company, adopted in December 2014 and as most recently amended and restated on April 12, 2023
"2019 Performance Share Unit Plan"	the 2019 performance share unit plan of Company, adopted in September 2019 and as most recently amended and restated on April 12, 2023
"ADS(s)"	American Depositary Shares, every one representing two Shares
"An Ke Technology"	An Ke Technology Company Limited (安科技術有限公司), a company with limited liability incorporated in Hong Kong on June 9, 2014, and is one of our controlling shareholders
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"BVI"	British Virgin Islands
"China" or "the PRC"	the People's Republic of China, and for the purposes of this interim report only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People's Republic of China and Taiwan
"Companies Ordinance"	Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Company", "we", "us", or "our"	Lufax Holding Ltd (陆金所控股有限公司), a company with limited liability incorporated in the Cayman Islands on December 2, 2014 and listed on the NYSE on October 30, 2020 (Stock Ticker: LU) and on the Stock Exchange on April 14, 2023 (Stock Code: 6623)
"Consolidated Affiliated Entity(ies)"	the variable interest entities and their subsidiaries, the financial results of which have been consolidated and accounted for as subsidiaries of the Company by virtue of the contractual arrangements entered into by the Group
"controlling shareholder(s)"	has the meaning ascribed to it under the Listing Rules
"Corporate Governance Code"	the Corporate Governance Code as set out in Appendix C1 to the Listing Rules, as amended from time to time
"Depositary"	Citibank, N.A., depositary bank of the ADSs
"Director(s)"	the director(s) of the Company

"Group", "the Group", "we", "us", or "our"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to the Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of the Company at the relevant time
"HKD" or "HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IFRS"	the International Financial Reporting Standards, as issued from time to time by the International Accounting Standards Board
"Listing Date"	April 14, 2023, on which the Shares are to be listed and on which dealings in the Shares are to be first permitted to take place on the Stock Exchange
"Listing Document"	the listing document issued by the Company on April 11, 2023 in connection with the listing of the Shares on the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Lufunds"	Shanghai Lufax Fund Sales Co., Ltd.
"NYSE"	the New York Stock Exchange
"Ping An Convertible Promissory Notes"	the convertible promissory notes in an aggregate principal amount of US$1,953.8 million due in October 2023 with an interest rate of 0.7375% per annum that the Company issued to Ping An Overseas Holdings on October 8, 2015, part of which was subsequently transferred to An Ke Technology, which the Company has redeemed 50% of the outstanding principal amount and the maturity date of the remaining 50% outstanding principal amount has been extended to October 2026 pursuant to the most recent amendment in December 2022
"Ping An Digital Bank"	Ping An Digital Bank (formerly known as PAObank and Ping An OneConnect Bank (Hong Kong) Limited), a licensed bank registered under the Hong Kong Banking Ordinance, which is a wholly-owned subsidiary of the Company
"Ping An Financial Technology"	Shenzhen Ping An Financial Technology Consulting Co. Ltd. (深圳平安金融科技諮詢有限公司), a company incorporated under the laws of the PRC on April 16, 2008, and one of our controlling shareholders
"Ping An Group"	Ping An Insurance and its subsidiaries

Definitions

"Ping An Insurance"	Ping An Insurance (Group) Company of China, Ltd. (中國平安保險(集團)股份有限公司), a company established as a joint stock company under the laws of the PRC on January 16, 1997 whose shares are dually listed on the Shanghai Stock Exchange (Stock Code: 601318) and the Stock Exchange (Stock Code: 2318 (HKD counter) and 82318 (RMB counter)), and is one of our controlling shareholders
"Ping An Overseas Holdings"	China Ping An Insurance Overseas (Holdings) Limited (中國平安保險海外(控股)有限公司), a company with limited liability incorporated in Hong Kong on October 24, 1996, and one of our controlling shareholders
"Reporting Period"	the six months ended June 30, 2025
"RMB" or "Renminbi"	Renminbi, the lawful currency of China
"SBOs"	small business owners, including owners of legal entities, individuals who conduct their businesses as sole proprietors, management-level individuals of SMBs, and self-employed individuals with proof of business operations
"Scrip Dividend Scheme"	the scrip dividend scheme proposed by the board of directors of the Company which offers the Shareholders and holders of ADSs a scrip dividend alternative, further details of which were set out in the scrip dividend circular dated June 12, 2024
"SEC"	the Securities and Exchange Commission of the United States
"SFO" or "Securities and Futures Ordinance"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Share(s)"	the ordinary shares of US$0.00001 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Share Incentive Plans"	the 2014 Share Incentive Plan and the 2019 Performance Share Unit Plan
"SMBs"	small and micro businesses, typically with fewer than 50 employees and less than RMB30 million of annual income
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary" or "subsidiaries"	has the meaning ascribed to it under the Listing Rules
"United States"	United States of America, its territories, its possessions and all areas subject to its jurisdiction
"US$", "USD" or "U.S. dollars"	United States dollars, the lawful currency of the United States
"%"	per cent

